Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2022
(Unaudited)

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Management's Discussion and Analysis

March 31, 2022

List of Tables
Table 1:	Financial Data Summary	3
Table 2:	Key Financial Ratios	4
Table 3:	Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance	11
Table 4:	Funds Managed by AMC	15
Table 5:	IFC's Capital	20
Table 6:	IFC's Retained Earnings	20
Table 7:	Main Elements of Net Income and Other Comprehensive Income	21
Table 8:	Summary of Financial Results	22
Table 9:	Individual and Portfolio Provision (Release of Provision)	23
Table 10:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments	25
Table 11:	Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings	26

List of Figures
Figure 1:	Income Measures	7
Figure 2:	LTF and STF Commitments	8
Figure 3:	Disbursements	8
Figure 4:	Carrying Amount of Loan Portfolio	12
Figure 5:	Carrying Amount of Equity Investments Portfolio	13
Figure 6:	Carrying Amount of Debt Securities Portfolio	13
Figure 7:	Borrowings Portfolio	19
Figure 8:	Change in Net Income FY22 YTD vs FY21 YTD	22
Figure 9:	Non-performing Loans	23
Figure 10:	Reserve Against Losses for Disbursed and Undisbursed Loans	24

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Management's Discussion and Analysis
SECTION I:    INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended March 31, 2022 (FY22 Q3) and the nine months ended March 31, 2022 (FY22 YTD). This document should be read in conjunction with IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2021 (FY21). IFC undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation.
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2021 audited financial statements and IFC’s condensed consolidated financial statements as of and for the three and nine months ended March 31, 2022 (FY22 YTD condensed consolidated financial statements).
Management uses Income Available for Designations (a non-U.S. GAAP measure) as a basis for designations of retained earnings. Income Available for Designations is generally comprised of net income excluding unrealized gains and losses on investments and borrowings1.
Table 1: Financial Data Summary

	For the three months ended		For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Investments Highlights (Section III)
Long-Term Finance (LTF) Commitments (Own Account and Core Mobilization)	$4,252	$3,929	$12,219	$10,583
Short-Term Finance (STF) Commitments	2,457	1,960	7,002	5,868
Disbursements	2,353	2,076	9,569	8,394
Income Statement
Net income (Section VI)	$(438)	$910	$25	$3,042
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses (gains) on investments	—	(663)	330	(2,193)
Unrealized losses (gains) on borrowings	40	3	29	(56)
Income Available for Designations	$(398)	$250	$384	$793

(US$ in millions)	March 31, 2022	June 30, 2021
Balance Sheet
Total assets	$102,253	$105,264
Liquid assets portfolio [a] (Section IV)	43,374	41,696
Investments (Section III)	44,935	44,991
Borrowings (Section V)	52,570	55,699
Total capital (Section V)	32,002	31,244
of which
Undesignated retained earnings	11,298	11,395
Designated retained earnings	329	207
Accumulated other comprehensive loss	(1,179)	(1,118)
Paid-in capital	21,554	20,760
_________
a    Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.
1    Unrealized gains and losses on investments and borrowings presented in the table below includes unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis
Table 2: Key Financial Ratios

	For the nine months ended
(US$ in billions, except ratios which are in percentages)	March 31, 2022	March 31, 2021
Financial ratios:
Return on average assets [a]	0.0%	4.1%
Return on average capital [b]	0.1%	15.1%

	March 31, 2022	June 30, 2021
Overall liquidity ratio [c]	109%	114%
Debt-to-equity ratio [d]	1.8	2.1
Total reserve against losses on loans to total disbursed portfolio	4.5%	4.9%
Capital measures:
Capital Available [e]	31.7	30.7
Capital Required [f]	20.0	20.5
Capital Utilization Ratio (CUR) [g]	63.3%	66.6%
_________
a    Return on average assets is calculated based on annualized net income for the period as a percentage of the average total assets for the period.
b    Return on average capital is calculated based on annualized net income for the period as a percentage of the average of total capital for the period (excluding payments on account of pending subscriptions).
c    Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements.
d    The definition of Debt-to-equity ratio (leverage ratio) was updated effective FY22 Q1 (the three-month period ended September 30, 2021) in line with the updates to IFC's capital adequacy framework. As a result, the debt-to-equity ratio as of March 31, 2022 is not directly comparable to June 30, 2021. The debt-to-equity ratio under the updated definition as of June 30, 2021 would have been 1.9. For additional information regarding IFC's new Economic Capital (EC) Framework, see Section II Executive Summary.
e    Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
f    Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
g    Starting FY22 Q1, IFC uses CUR, defined as (Capital Required divided by Capital Available), as a measurement of capital adequacy under IFC's updated capital adequacy framework. The CUR replaces the previous Deployable Strategic Capital (DSC) ratio. CUR and DSC ratio have a one-to-one mapping expressed as (CUR = 90% – DSC ratio). For additional information regarding IFC's new EC Framework, see Section II Executive Summary.
IFC’s Capital Adequacy, as measured by CUR was 63.3% at the end of FY22 Q3, lower than 66.6% at the end of FY21. IFC’s debt-to-equity ratio was 1.8, well within the maximum of 4 required by the policy approved by IFC’s Board of Directors (the Board), and IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 109%, above the minimum requirement of the Board of 45%. Given the changes to IFC’s capital adequacy framework, results are not directly comparable from June 30, 2021 to March 31, 2022.

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Management's Discussion and Analysis
SECTION II: EXECUTIVE SUMMARY
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 186 member countries2, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)3 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
In FY22, IFC continued to focus and grow in the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018 when the Board of Governors approved a capital increase package comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI) and a General Capital Increase (GCI) that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA's Eighteenth Replenishment of Resources (IDA18); and (iii) internal measures for increased efficiency.
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020, and the subscription process was formally launched on April 22, 2020. Accordingly, authorized capital increased, and a portion of retained earnings was converted to paid-in capital in April 2020. As of March 31, 2022, 77 countries have subscribed a total of $4.0 billion, and payment of $2.0 billion has been received from 59 countries.
In addition, to enhance its regional capacity, IFC undertook an operational realignment effective July 1, 2021 that consolidated all operations in continental Africa into one Vice Presidency Unit (VPU) and added a fourth regional VPU focusing on Middle East, Central Asia (Kazakhstan, Kyrgyz Republic, Tajikistan, Turkmenistan, Uzbekistan), Turkey, Afghanistan, and Pakistan. The new structure allows IFC to enhance its delivery in IDA-eligible countries and most fragile markets. By augmenting the strength of its regional matrix, IFC is also looking to enhance program delivery, boost impact at the country level in all regions and ensure financial sustainability.
Geographical regions used here in the MD&A and in the FY22 YTD condensed consolidated financial statements are based on regional classifications as of March 31, 2022, after the realignment.
COVID-19
In response to the global outbreak of the coronavirus disease 2019 (COVID-19), IFC has been working in solidarity with partners at global and country levels to support its developing member countries. With COVID-19 severely impacting private enterprises across emerging markets, IFC provided critical support through liquidity and trade financing, allowing companies to remain in operation, preserving jobs, and enabling long-term private sector intervention once pandemic impacts subside. IFC’s operational response includes three stages: a) Relief stage that involves emergency response to immediate economic damage, b) Restructuring stage that focuses on strengthening health systems, restoring human capital, and restructuring of firms and sectors, and c) Resilient recovery stage that entails new opportunities to build a more sustainable, inclusive and resilient future. Each stage is structured through four thematic crisis response pillars: i) Saving lives, ii) Protecting the poor and vulnerable, iii) Ensuring sustainable business growth and job creation, and iv) Strengthening policies, institutions, and investments.
In March 2020, IFC’s Board of Directors approved a Fast Track COVID-19 Facility (COVID Facility, or FTCF) in the amount of $8.0 billion, as part of a WBG crisis response package. In February 2021, the Board approved an extension of the COVID Facility dedicated to the Base of the Pyramid Program (BOP) for $400 million. In March 2022, the Board approved the extension of both FTCF and BOP until June 2023, as well as an increase of up to $200 million for the BOP, making the total available $8.6 billion. Beyond this response, IFC has been working with countries to restructure and promote a recovery that is sustainable, inclusive, and climate-smart. This means directly helping firms become more resilient — to survive, bounce back, and accelerate their post-crisis recovery to bring back jobs and livelihoods.
IFC's COVID-19 response commitments (including both the FTCF and other COVID-19 responses) totaled $3.1 billion in FY22 YTD, of which $1.5 billion were Own Account and $1.6 billion were Core Mobilization. To date, COVID-19 response commitments totaled $19.1 billion as of March 31, 2022, of which $14.5 billion were Own Account and $4.6 billion were Core Mobilization.
As COVID-19 restrictions begin to relax throughout the world, IFC has started the process for a gradual reopening of offices in certain locations, including the headquarter offices in Washington D.C., with occupancy caps in accordance with each country’s reopening tier status. In addition, other prudent measures remain in place to ensure the health and safety of its employees.
2     On November 24, 2021, Brunei Darussalam became the 186th member of the IFC, following completion of the formal requirements for membership.
3     The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
THE WAR IN UKRAINE
The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. The war has created additional credit, market and operational risks for IFC’s financial activities. IFC continues to monitor developments and manage the risks associated with its investment and treasury portfolios. IFC’s response is within its existing financial, operational, and risk management policies as well as prescribed limits, which have not been modified as a result of the war.
Impact on IFC
As of March 2, 2022, the WBG has stopped all its programs in the Russian Federation and Belarus. IFC has not approved any new investments in the Russian Federation since 2014 and no new investments in Belarus since mid-2021. As of March 31, 2022, IFC had investments in Ukraine, the Russian Federation, and Belarus with a total carrying value4 of $297 million, 1% of the total investments portfolio, a decrease of $207 million from December 31, 2021.
The war has resulted in downward pressure on the valuation of IFC’s investment portfolio, particularly investments in Ukraine, the Russian Federation, and Belarus, during FY22 Q3. Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact, especially the impact from spillovers to other countries, valuations of equity investments, debt securities and certain loans reported at fair value reflect management’s best estimates as of March 31, 2022.
In evaluating the appropriateness of IFC’s reserve against losses as of March 31, 2022, IFC has considered the impact of the war largely through its rating system that classifies its loans according to credit worthiness and risk. A number of the credit risk ratings of individual loans deteriorated as of March 31, 2022 reflecting general credit considerations and specific war related considerations. As the situation is still evolving, IFC expects further impacts which are not reflected in the model calculated reserve and cannot be directly attributed to any individual loan at March 31, 2022. As a result, a $135 million qualitative overlay has been applied for the estimated losses due to the impact of the war.
The war has resulted in disruptions in the financial markets, particularly challenges in foreign currency payments due to sanctions. Notwithstanding the challenges, IFC’s obligations have been fulfilled to date. As of March 31, 2022, IFC had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources to fund its liquidity requirements, despite market volatility.
Forward-Looking Considerations
Prior to the war in Ukraine, the global economic outlook was already clouded by the impacts of COVID-19, rising inflation, debt, and income inequality. The war is further provoking food and fuel price hikes and supply chain disruptions, posing additional risks and uncertainties. The economic and social shock waves of the war are being felt globally through commodity and financial markets, trade and migration linkages, and investor and consumer confidence. Developing countries will be further hit by second order economic, fiscal, and financial impacts as the war affects the global recovery from the COVID-19 pandemic.
The severity of the impact from the war on the financial results and condition of IFC in future periods cannot be reasonably estimated at the current time. IFC has incorporated its best estimates and judgment in reporting assets and liabilities on its March 31, 2022 condensed consolidated balance sheet which may vary significantly when it prepares future consolidated financial statements using conditions in existence at that future time.
IFC's Responses
IFC has been supporting its clients through financing, continued advisory support and other measures to ensure the country retains access to essential fuel and food products.
As an immediate crisis response, IFC has provided working capital financing to its long-standing clients and has kept trade lines open for critical supplies. In addition, IFC is preparing a robust response to the global impacts of the war. IFC’s global response will focus on four main areas: (i) support to Ukraine’s private sector, including to increase investments in agribusiness and food security; (ii) mitigation of adverse impacts on neighboring countries, and on countries where the private sector is affected by Russian sanctions through trade and investment links; (iii) opportunities arising from shifts in trade and critical needs for trade and supply chain finance; and (iv) support to scale up finance for energy transition while addressing rising energy security concerns, with a longer-term horizon.
IFC remains committed to supporting Ukraine and impacted people all over the world and will continue to work with our partners to develop short and medium-term innovative solutions to help.
4    Please refer to III. Client Services Investment Portfolio section for the definition of carrying value.

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Management's Discussion and Analysis
FINANCIAL PERFORMANCE SUMMARY
The financial performance of IFC has been significantly influenced by the volatile emerging equity markets.
Net Income and Income Available for Designations
IFC's net income was $25 million in FY22 YTD, as compared to a net income of $3,042 million in the nine months ended March 31, 2021 (FY21 YTD). IFC's net income in FY21 YTD had a substantial component of unrealized gains on investments of $2.2 billion, when the market rebounded post the immediate effect of COVID-19.
Figure 1: Income Measures (US$ in millions)
_________
*    Nine months ended March 31, 2018 (FY18 YTD).
**    Nine months ended March 31, 2019 (FY19 YTD).
***    Nine months ended March 31, 2020 (FY20 YTD).
**** Beginning in FY20, IFC uses “income (loss) before unrealized gains and losses on investments and borrowings and grants to IDA” as the metric for Income Available for Designations.
***** IFC’s Net income (loss) is not directly comparable due to the adoption of ASU 2016-01 Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01), in FY19.
Income Available for Designations was $384 million in FY22 YTD, as compared to $793 million in FY21 YTD, mainly due to lower treasury returns primarily resulting from increase in interest rates held in the Net Worth portfolio.
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for the Creating Markets Advisory Window (CMAW) and a designation of $72 million for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). These designations were approved by the Board of Governors on October 14, 2021.
Investment Operations
In FY22 YTD, IFC committed $5.7 billion in long-term investments from its Own Account and $6.5 billion from Core Mobilization, a total of $12.2 billion in LTF, 15% higher than FY21 YTD. These investments supported 149 LTF projects in developing countries. In addition, IFC extended $7.0 billion in STF in FY22 YTD, 19% higher than FY21 YTD. In total, IFC had a combined delivery of LTF and STF of $19.2 billion in FY22 YTD, 17% higher than FY21 YTD.
IFC disbursed $9.6 billion for its own account in FY22 YTD as compared to $8.4 billion in FY21 YTD. Committed portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) decreased by $3.0 billion from $62.5 billion at June 30, 2021 to $59.5 billion at March 31, 2022. The committed debt (including loan and loan like instruments) portfolio decreased by $2.6 billion from $43.5 billion at June 30, 2021 to $40.9 billion at March 31, 2022, mainly due to repayments, prepayments and cancellations in excess of new commitments. The committed equity (including equity-like instruments) portfolio decreased by $0.4 billion from $14.0 billion at June 30, 2021 to $13.6 billion at March 31, 2022 reflecting sales in excess of new investment commitments in FY22 YTD. Committed guarantees and risk management portfolio remained largely unchanged at $5.0 billion at June 30, 2021 and March 31, 2022.

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Management's Discussion and Analysis
US$ in billions

Investment Portfolio
IFC's outstanding investment portfolio was $44.9 billion at March 31, 2022 compared to $45.0 billion at June 30, 2021. A $1.2 billion increase attributed to new disbursements exceeding repayments, prepayments and divestments was offset by a $1.3 billion decrease due to valuation, foreign exchange losses, and other factors.
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio increased by $1.7 billion, from $41.7 billion at June 30, 2021 to $43.4 billion at March 31, 2022, mainly due to increase in the Net Worth Funded Portfolio of $1.4 billion. Funded Liquidity Portfolio grew by $0.3 billion.
Borrowings
Borrowings outstanding (including fair value adjustments) decreased by $3.1 billion from $55.7 billion at June 30, 2021 to $52.6 billion at March 31, 2022, mainly due to fair value gains of $3.0 billion and foreign exchange gains of $1.2 billion partially offset by net new issuances of $1.1 billion.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY22 YTD was $8.9 billion as compared to $10.2 billion in FY21 YTD.
ECONOMIC CAPITAL FRAMEWORK
Effective FY22 Q1, IFC has updated its capital adequacy framework. The changes provide increased granularity in economic capital calculations, while bringing IFC’s definition of capital available more closely into alignment with the financial statement presentation of capital.
IFC’s Capital Adequacy, as measured by CUR was 63.3% at the end of FY22 Q3, lower than the 66.6% level at the end of FY21. The reduction in CUR was largely attributed to a decrease in Capital Required to support the investment portfolio as well as an increase in Capital Available. The increase in Capital Available was mainly due to an increase in paid-in-capital.

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Management's Discussion and Analysis
LIBOR TRANSITION
In 2017, the U.K. Financial Conduct Authority (FCA) and the Bank of England’s Financial Policy Committee noted that it had become increasingly apparent that the absence of active underlying markets and the scarcity of term unsecured deposit transactions raised serious questions about the future sustainability of the LIBOR benchmarks. In March 2021, the FCA and the Intercontinental Exchange Benchmark Administration (the administrator of LIBOR) announced that sterling, euro, Swiss franc and Japanese yen LIBOR panels, as well as panels for 1-week and 2-month U.S. dollar LIBOR, would cease on December 31, 2021, with the remaining U.S. dollar LIBOR panels ceasing on June 30, 2023. Despite the extension of the publication of certain USD LIBOR rates to June 30, 2023, the regulators’ guidance remains that LIBOR should not be used for new contracts after December 31, 2021.
In June 2017, the Alternative Reference Rates Committee (ARRC), with the support of a significant majority of its Advisory Group, announced it had selected Secured Overnight Financing Rate (SOFR) as its preferred alternative to USD LIBOR. Subsequently various methodologies for applying daily SOFR to interest payment periods were endorsed by ARRC including Compounding in Arrears rates and CME Group's forward looking Term SOFR rates based on transactions in the SOFR derivatives markets.
In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IFC has taken important steps to facilitate a smooth and orderly transition of its financial instruments effected by the regulators’ requirement for use of alternative reference rates. IFC previously completed a comprehensive analysis of the impact of the LIBOR transition on IFC, established a program governance model with defined roles and responsibilities, and developed a transition roadmap and robust project management plan that is being implemented. Since early FY21, IFC has been active in LIBOR transition and achieved the following milestones:
•In January 2021, IFC adopted the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) and started hedging the majority of its borrowings to SOFR.
•In June 2021, IFC issued its first SOFR floating-rate note in the amount of $1.0 billion. As of March 31, 2022, IFC’s SOFR-based borrowings on an after-swap basis totaled $11.2 billion.
•In August 2021, IFC issued a landmark $2.0 billion, fixed-rate five-year USD-denominated bond, which was the first fixed-rate issuance marketed and priced using SOFR among IFC's peer group.
•On October 1, 2021, IFC started offering its first SOFR loan product based on Daily Non-Cumulative Compounded SOFR rates to clients.
•In December 2021, IFC approved the use of Term SOFR and committed one of the first Emerging Market debt facilities based on Term SOFR. Together with the Daily Compounded SOFR rate product, this milestone ensured that IFC has achieved a seamless transition of its US Dollar loan offerings from LIBOR to SOFR.
•In line with global USD lending markets, IFC ceased issuing new financial instruments based on LIBOR on December 31, 2021 with certain exceptions.
•From January 2022, IFC can also offer clients Client Risk Management (CRM) swaps benchmarked to SOFR rates.
•In April 2022, IFC disbursed its first daily compounded SOFR loan and its first Term SOFR loan that was committed in December 2021.
•IFC has started the process to transition existing portfolio assets and liabilities that reference LIBOR to SOFR on a select basis and is expanding its outreach to clients with the aim of transitioning all loan products extending beyond June 30, 2023, to SOFR before the deadline. For borrowings (on an after-swap basis), IFC aims to transition to daily compounded SOFR before June 30, 2023.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
Sustainability is a critical component of IFC’s operations and fundamental to good development impact. IFC helps its clients conduct business in a sustainable way, promoting sound environmental, social, and governance (ESG) practices, encouraging transparency and accountability, and enhancing benefits to local communities and the environment. IFC’s ESG approach is anchored in its Sustainability Framework and Corporate Governance Methodology, the cornerstone of its commitment to sustainable development and an integral part of its approach to ESG risk management. IFC’s ESG approach catalyzes our sustainability investments; climate and gender work; green and social bond issuances; and impact investing.
IFC has completed and operationalized new institutional arrangements to strengthen its ESG processes and approach. The Environmental and Social (E&S) Policy and Risk department, established in FY20, reports directly to the Managing Director and is the custodian of the Sustainability Framework, serving as the second line of defense for and an independent oversight of IFC’s E&S risk management. In FY21, the Gender and Economic Inclusion Group joined the ESG Advice and Solutions department to form the Sustainability and Gender Solutions department, which is part of IFC Operations and works closely with investment, advisory, and upstream teams and clients to manage ESG risks. IFC has a dedicated Climate Business Department integrated with IFC's Operations that provides in-house expertise on climate. The Climate Business Department helps set corporate climate strategy, engages with stakeholders, supports investment teams to identify decarbonization and

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Management's Discussion and Analysis
climate investment opportunities, and manages climate risk using tools such as carbon pricing and has started the assessment of transition and physical climate risk in investment projects.
In addition to promoting ESG standards and climate disclosure across emerging markets, IFC has been focusing on building internal and external capacity to respond to ESG risks. IFC is also strengthening its ESG approach through improving its internal ESG systems and procedures; enhancing project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming contextual risk assessment in due diligence and supervision.
The WBG's new Climate Change Action Plan, launched in June 2021, will increase support to deliver climate results, targeted towards reducing the trajectory of emissions and strengthening adaptation and resilience in developing countries. IFC plans to increase its direct climate financing to 35 percent of total commitments on average over the five-year period. IFC is also committed to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, 85 percent of Board-approved real sector operations are expected to be aligned with the Paris Agreement’s goals, and 100 percent of these are expected to be aligned starting July 1, 2025.
SECTION III:     CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and the Managed Co-lending Portfolio Program (MCPP). Beginning in the three months ended June 30, 2020, IFC provided financing under the COVID support package.
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PROGRAM
Commitments
Long-Term Finance Commitments comprise Own Account and Core Mobilization and totaled $12.2 billion in FY22 YTD, an increase of $1.6 billion or 15% from FY21 YTD. IFC's FY22 YTD Long-Term Finance Own Account Commitments were $5.7 billion ($5.8 billion in FY21 YTD) and Core Mobilization was $6.5 billion ($4.8 billion in FY21 YTD). Short-Term Finance Commitments were $7.0 billion in FY22 YTD, as compared to $5.9 billion in FY21 YTD. Total program delivery (LTF and STF) was $19.2 billion in FY22 YTD as compared to $16.5 billion in FY21 YTD.
In direct response to the COVID-19 pandemic, IFC committed $3.1 billion in FY22 YTD including $1.0 billion under its Fast Track COVID-19 Facility in support of IFC’s existing clients. Outside of the facility, IFC committed an additional $2.1 billion in financing to support clients in response to COVID-19 (In FY21 IFC committed $2.3 billion under the Fast Track COVID-19 Facility and additional $8.5 billion outside of the facility).

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Management's Discussion and Analysis
Core Mobilization
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.
Table 3: Long-Term Finance Commitments (Own Account and Core Mobilization) and Short-Term Finance

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Total Long-Term Finance Commitments (Own Account and Core Mobilization) [a] and Short-Term Finance	$19,221	$16,451
Long-Term Finance Own Account Commitments
Loans	$4,242	$5,090
Equity Investments	1,011	516
Guarantees	415	187
Client Risk Management	31	29
Total Long-Term Finance Own Account Commitments	$5,699	$5,822
Core Mobilization
Syndication
Parallel Loans	$1,323	$535
Loan Participations	1,306	661
Managed Co-lending Portfolio Program	65	221
Total Syndication	$2,694	$1,417
AMC (see definitions in Table 4)
Asia Fund	$100	$44
FIG Fund	53	5
China-Mexico Fund	12	—
Total AMC Mobilization	$165	$49
Advisory Mobilization
Public Private Partnership	$1,380	$1,100
Corporate Finance Service Equity Mobilization	27	—
Total Advisory Mobilization	$1,407	$1,100
IFC Initiatives
Global Trade Liquidity Program, Critical Commodities Finance Program, Global Warehouse Finance Program and Global Structured Trade Finance Program	$1,486	$585
Debt Security Mobilization	766	1,367
Debt and Asset Recovery Program	2	243
Total IFC Initiatives	$2,254	$2,195
Total Core Mobilization	$6,520	$4,761
Total Short-Term Finance Commitments	$7,002	$5,868
___________
a    Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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Management's Discussion and Analysis
INVESTMENT DISBURSEMENTS
IFC disbursed $9.6 billion from its own account in FY22 YTD ($8.4 billion in FY21 YTD): $7.4 billion of loans ($7.0 billion in FY21 YTD), $1.2 billion of equity investments ($625 million in FY21 YTD), and $931 million of debt securities ($799 million in FY21 YTD).
INVESTMENT PORTFOLIO
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments.
The carrying value of IFC’s investment portfolio was $44.9 billion at March 31, 2022 ($45.0 billion at June 30, 2021), comprising the loan portfolio of $26.3 billion ($25.6 billion at June 30, 2021), the equity portfolio of $11.6 billion ($12.1 billion at June 30, 2021), and the debt securities portfolio of $7.0 billion ($7.3 billion at June 30, 2021).
Loans
The carrying amount of IFC’s loans portfolio (comprising the disbursed loans portfolio, together with adjustments as detailed in Note D to IFC’s FY22 YTD condensed consolidated financial statements), increased by $707 million (2.8%) to $26.3 billion at March 31, 2022 ($25.6 billion at June 30, 2021) analyzed as follows:
Figure 4: Carrying Amount of Loan Portfolio (US$ in millions)
_________
*    Mainly represents loan transfers and write-offs.
The increase of the carrying value of the loan portfolio was primarily driven by disbursements exceeding repayments and prepayments by $1.1 billion, partially offset by foreign exchange losses of $222 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Euro and Turkish lira.
The weighted average contractual interest rate on loans at March 31, 2022 was 4.4%, up from 4.2% as of June 30, 2021.

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Management's Discussion and Analysis
Equity Investments
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY22 YTD condensed consolidated financial statements), declined by $460 million (3.8%) to $11.6 billion at March 31, 2022 ($12.0 billion at June 30, 2021), analyzed as follows:
Figure 5: Carrying Amount of Equity Investments Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from loans and debt securities to equity investments.
The decrease was primarily driven by net divestments of $273 million, and a decrease in valuations of $296 million primarily due to reclassifying gains from unrealized to realized upon sales. The changes in fair value also included the impact from a reclassification of a debt security to equity investment in FY22 YTD, which resulted in a reversal of unrealized gains on debt securities of $197 million and an unrealized gain recorded on equity investments of $133 million.
Debt Securities
The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY22 YTD condensed consolidated financial statements), decreased by $303 million (4.1%) to $7.0 billion at March 31, 2022 ($7.3 billion at June 30, 2021), analyzed as follows:
Figure 6: Carrying Amount of Debt Securities Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.

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Management's Discussion and Analysis
Valuations decreased mainly due to the reclassification of a debt security to equity investment in FY22 YTD as noted above. Purchases in FY22 YTD exceeded redemptions and prepayments by $366 million. Foreign exchange losses were $194 million as IFC’s reporting currency, the U.S. dollar, appreciated against investment currencies, particularly the Turkish lira and Euro. Foreign exchange losses are largely offset by foreign exchange gains from associated derivatives (principally currency swaps).
Guarantees and Partial Credit Guarantees
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as non-commercial risks. IFC provides local currency guarantees, but when a guarantee is called, the client is generally obligated to reimburse IFC in U.S. dollars terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $4.0 billion were outstanding (i.e., not called) at March 31, 2022 ($3.6 billion at June 30, 2021).
MCPP
As of March 31, 2022, eleven global investors have pledged $10 billion to MCPP, with certain programs investing across all sectors and others focused on infrastructure or financial institutions exclusively. Investors have also approved funding for 215 projects totaling $7.7 billion across 56 countries as of March 31, 2022, of which $6.5 billion has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of March 31, 2022, $2.5 billion of instruments under the IDA-PSW had been approved, of which $1.9 billion related to IFC. Refer to Note B to the FY22 YTD condensed consolidated financial statements for transaction details.
AMC
IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).
Cumulatively through March 31, 2022, AMC has raised total funds of $10.1 billion ($10.1 billion at June 30, 2021).

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Management's Discussion and Analysis
The Funds managed by AMC and their activities as of and for the nine months ended March 31, 2022 and 2021 are summarized as follows:
Table 4: Funds Managed by AMC

	Through March 31, 2022				For the nine months ended March 31, 2022
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$337	$80	$89
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	504	132	193
Investment Period Total	1,198	300	898	841	212	282

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,214	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	363	—	6
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	91
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	82	4	12
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	332	12	12
Post Investment Period Total	8,125	1,715	6,410	6,277	16	121

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$7,330	$228	$403
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

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Management's Discussion and Analysis

	Through March 31, 2021				For the nine months ended March 31, 2021
	Total funds raised since inception			Cumulative investment commitments [a]	Investment commitments made by Fund [b]	Investment disbursements made by Fund
(US$ in millions)	Total	From IFC	From other investors
Investment Period
IFC Financial Institutions Growth Fund, LP (FIG Fund)	$505	$150	$355	$186	$8	$26
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	—	1
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	227	56	58
Investment Period Total	1,360	360	1,000	479	64	85

Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	2
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	—	17
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) [c]	1,430	200	1,230	929	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	83
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	—	—
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	17
Post Investment Period Total	7,963	1,655	6,308	6,197	—	119

Liquidated Funds
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	82	—	—
Liquidated Funds Total	732	250	482	212	—	—
Grand Total	$10,055	$2,265	$7,790	$6,888	$64	$204
_________
a    Net of commitment cancellations.
b    Excludes commitment cancellations from prior periods.
c    Includes co-investment fund managed by AMC on behalf of Fund LPs.

INTERNATIONAL FINANCE CORPORATION	Page 17

Management's Discussion and Analysis
As of March 31, 2022, AMC managed eleven funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
_________
a    By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b    The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
c    The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
ADVISORY SERVICES
IFC’s experience shows the role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
IFC continues to address increasingly complex development challenges and is enhancing its Creating Markets strategy by undertaking both advisory and investment activities with an intent to develop a pipeline of bankable projects (such activities together called Upstream activities)5. IFC works in collaboration with the World Bank to provide Upstream policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA-eligible countries and fragile and conflict-affected situations (FCS). The Upstream approach brings together the diverse set of actions needed, including those that are regulatory in nature, to create markets and by focusing on building a pipeline of bankable projects. Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries. Particularly in the poorest and conflict-affected areas of the world, IFC works with clients to improve their ESG practices, including those related to gender. IFC helps developing economies realize the economic potential of clean energy and green building. IFC helps lagging private sectors transform into the digital age. IFC helps potential investment clients improve their operational performance and management practices to attract the financing they need.
5    Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. In FY22 YTD, IFC incurred $97 million of administrative expenses associated with upstream activities, with $51 million reported in the Investment Services segment and $46 million in the Advisory Services segment.

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Management's Discussion and Analysis
SECTION IV: LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and Liquid Asset Investment Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital (Net Worth Funded Portfolio). Liquid assets are managed in several sub-portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
FUNDED LIQUIDITY PORTFOLIO
IFC's primary funding source for liquid assets is market borrowings. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks in the Funded Liquidity Portfolio. Refer to Section V. Funding Resources for additional details on borrowings.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is the portion of IFC’s net worth not invested in equity and equity-like investments. These funds comprise the Net Worth Funded Portfolio which is managed internally by IFC against a U.S. Treasury benchmark.
IFC’s liquid assets are accounted for as trading portfolios. The NAV of the liquid asset portfolio was $43.4 billion at March 31, 2022 ($41.7 billion at June 30, 2021), comprised of the Funded Liquidity Portfolio of $27.2 billion and Net Worth Funded Portfolio of $16.2 billion ($26.9 billion and $14.8 billion respectively at June 30, 2021). The increase of $1.4 billion in the net worth funded portfolio was due to an increase in retained earnings, capital contributions from shareholders and net sales of equity and quasi-equity investments. The increase of $293 million in Funded Liquidity Portfolio was a result of net borrowing issuance in excess of net disbursement to mission loans and senior debt instruments.

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Management's Discussion and Analysis
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the condensed consolidated statement of operations. Changes in the net fair value of IFC’s borrowings from market, IDA, and associated derivatives, includes the impact of changes in IFC’s own credit spread when measured against U.S. dollar LIBOR. IFC’s policy is to generally match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously.
The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheet was $52.6 billion at March 31, 2022, down from $55.7 billion at June 30, 2021. This was mainly due to fair value gains of $3.0 billion due to lower valuations that resulted from higher interest rates, and foreign exchange gains of $1.2 billion (almost offset by foreign exchange losses of $1.2 billion on associated derivatives), offset by net new issuances of $1.1 billion shown below:
Figure 7: Borrowings Portfolio (US$ in millions)
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $3.7 billion in FY22 YTD ($4.0 billion in FY21 YTD)) totaled $12.8 billion during FY22 YTD ($14.4 billion in FY21 YTD). This slower pace reflects IFC's current liquidity position and the market backdrop of increased volatility and widening spreads. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. Borrowings from market sources at March 31, 2022 with no associated interest rate or currency swap amounted to 2% of the total borrowings from market sources (3% at June 30, 2021). As of March 31, 2022, $1.3 billion of such non-U.S. dollar denominated market borrowings were outstanding ($1.6 billion from June 30, 2021). As of March 31, 2022, they were denominated in Bangladeshi taka, Costa Rican colòn, Dominican peso, Georgian lari, Indonesian rupiah, Indian rupee, Kazakhstan tenge, Srilanka rupee, Philippine peso, new Romanian lei, Turkish lira and Ukrainian hrivnya.
IFC has short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY22 YTD, IFC issued $5.2 billion of discount notes and $2.2 billion were outstanding as of March 31, 2022 under the short-term discount note programs.

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Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
Table 5: IFC's Capital

(US$ in millions)	March 31, 2022	June 30, 2021
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	23,593	22,806
Less: unpaid portion of subscriptions	(2,039)	(2,046)
Paid-in capital	21,554	20,760
Accumulated other comprehensive loss	(1,179)	(1,118)
Retained earnings	11,627	11,602
Total Capital	$32,002	$31,244
At March 31, 2022 and June 30, 2021, retained earnings comprised the following:
Table 6: IFC's Retained Earnings

(US$ in millions)	March 31, 2022	June 30, 2021
Undesignated Retained Earnings	$11,298	$11,395
Designated Retained Earnings:
Creating Markets Advisory Window	220	151
Funding Mechanism for Technical Assistance and Advisory Services	96	42
Small and Medium Enterprise (SME) Ventures	13	14
Total Designated Retained Earnings	$329	$207
Total Retained Earnings	$11,627	$11,602
Following the Spring Meetings in April 2018, a financing package, comprising: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and a SCI that would provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18; and (iii) internal measures for increased efficiency was endorsed by the Board of Governors. The authorized capital stock at March 31, 2022 is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2021).
The GCI and SCI Resolutions were adopted and became effective on April 16, 2020 and $17 billion of retained earnings were converted into paid-in-capital in April 2020, and the capital subscription process was formally launched on April 22, 2020. As of March 31, 2022, 77 countries have subscribed a total of $4.0 billion (GCI – $3.5 billion and SCI – $573 million) and payment of $2.0 billion (GCI – $1.6 billion and SCI – $377 million) was received from 59 countries.
Additionally, Brunei Darussalam became the 186th member of IFC following the completion of the formal requirements for membership in FY22 Q2 (the three-month period ended December 31, 2021) with a subscription of $2.5 million.
Designations of Retained Earnings
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of fiscal year 2017. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future designations to FMTAAS and for transfers to IDA based on IFC’s CUR and a cushion for FMTAAS. IFC has also created a new mechanism that was funded for the first time in fiscal year 2018, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and FCS.
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for CMAW and a designation of $72 million of IFC's retained earnings for FMTAAS. These designations were approved by the Board of Governors on October 14, 2021.

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Management's Discussion and Analysis
SECTION VI: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are:
Table 7: Main Elements of Net Income and Other Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption estimates as well as expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against U.S. dollar LIBOR, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management's Discussion and Analysis
IFC's net income for the nine months ended March 31, 2022 and March 31, 2021 are presented below:
Table 8: Summary of Financial Results

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Condensed consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$806	$845
Provision (release of provision) for losses on loans, off-balance sheet credit exposures and other receivables	(69)	190
Income from equity investments and associated derivatives	388	1,967
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	310	257
Provision for losses on available-for-sale debt securities	(8)	—
(Loss) income from liquid asset trading activities	(373)	283
Charges on borrowings	(149)	(269)
Other income	322	413
Other expenses	(1,201)	(1,215)
Foreign currency transaction gains (losses) on non-trading activities	53	(134)
Income before net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	79	2,337
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(54)	705
Net income	$25	$3,042
The following paragraphs detail significant variances between FY22 YTD and FY21 YTD covering the periods included in IFC FY22 YTD condensed consolidated financial statements. The $3.0 billion decrease in net income was principally a result of the following:
Figure 8: Change in Net Income FY22 YTD vs FY21 YTD (US$ in millions)

500
0
-500
-1,000
-1,500
-2,000
-2,500
-3,000
-3,500
270
(1,849)
84
(267)
(674)
(606)
22
3
(3,017)
Equity Income
Unrealized Gains on Equity Investments
Total Income from Loans and Debt Securities*
Provision for losses on Loans and Debt Securities
Unrealized Gains on Loans and Debt Securities
Net Treasury Income*
Administrative Expenses & Pensions
Others **
Change in Net Income

_________
*    Total income from loans and debt securities and net treasury income are net of allocated charges on borrowings
**    Others mainly represents foreign exchange gains/losses, unrealized gains/losses on borrowings (net of swaps), service fees, and net advisory service expenses.

INTERNATIONAL FINANCE CORPORATION	Page 23

Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income follows.
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY22 YTD totaled $806 million, compared with $845 million in FY21 YTD, a decrease of $39 million primarily due to lower realized gains on sales ($9 million loss in FY22 YTD; $18 million gain in FY21 YTD).
Non-performing Loans (NPLs)
NPLs decreased by $109 million, from $1.5 billion of the disbursed loan portfolio at June 30, 2021 to $1.4 billion6 at March 31, 2022. The decrease was largely due to write-offs and positive developments of $331 million, partially offset by $221 million of new NPL additions. In FY22 YTD, nine loans greater than $10 million, totaling $199 million, were placed in NPL status.
Figure 9: Non-performing Loans (US$ in millions)

_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Off-Balance Sheet Credit Exposures and Other Receivables
IFC recorded a net provision for losses on loans, off-balance sheet credit exposures and other receivables of $69 million in FY22 YTD (release of provision of $190 million in FY21 YTD) analyzed as below:
Table 9: Individual and Portfolio Provision (Release of Provision)

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Portfolio provision (release of provision) on disbursed loans	$64	$(134)
Individual provision on disbursed loans	23	4
Release of provision on undisbursed loans	(25)	(53)
Provision (release of provision) on off-balance sheet credit exposures and other receivables	7	(7)
Total	$69	$(190)
Total reserve against losses on loans disbursed and loans committed but not disbursed decreased by $98 million from $1.5 billion as of June 30, 2021 to $1.4 billion as of March 31, 2022 analyzed as follows:
6    Includes $64 million reported as debt securities on the Balance Sheet as of March 31, 2022 ($56 million – June 30, 2021).

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Management's Discussion and Analysis
Figure 10: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
*    Mainly represents reserve against capitalized interest and foreign exchange gains/losses.
At March 31, 2022, reserve against losses on disbursed loans remained flat at $1.3 billion and 4.8% of the carrying value of disbursed loans at amortized cost ($1.3 billion and 5.2% at June 30, 2021). Reserve against losses on undisbursed loans totaled $117 million ($143 million at June 30, 2021), a decrease of $26 million driven by lower undisbursed loan balance.
Reserve against losses as of March 31, 2022 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of uncertainty and judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay of $135 million was applied in FY22 Q3 for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserves and cannot be directly attributed to any individual borrowers at March 31, 2022. The qualitative overlay of $40 million related to COVID-19 at December 31, 2021 was released in FY22 Q3 as IFC considers the impacts of COVID-19 are properly captured individually through its rating system.
Individual reserve against losses on disbursed loans at March 31, 2022 of $472 million ($598 million at June 30, 2021) were held against impaired disbursed loans of $1.5 billion ($2.2 billion at June 30, 2021), a coverage ratio of 32% (27% at June 30, 2021). The increase in coverage ratio was mainly due to a $774 million decrease in the impaired disbursed loan portfolio as well as decrease in reserve resulting from net write-offs.
Individual reserve against losses on undisbursed loans at March 31, 2022 of $2 million ($2 million at June 30, 2021) were held against undisbursed impaired loans of $33 million ($46 million at June 30, 2021), a coverage ratio of 6% (4% at June 30, 2021).
In FY22 YTD, the ten largest individual provisions and ten largest individual releases of provision comprised 72% and 76% of the total individual provisions and total individual releases of provision respectively for losses on loans.
Income from Equity Investments and Associated Derivatives
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprises of both realized and unrealized gains.
Income from equity investment and associated derivatives (consisting of dividends, and net realized and unrealized gains and losses), decreased by $1.6 billion from $2.0 billion in FY21 YTD to $388 million in FY22 YTD.
IFC recognized realized net gains on equity investments and associated derivatives of $566 million in FY22 YTD, as compared to net gains of $256 million in FY21 YTD, an increase of $310 million. Realized gains and losses on equity investments and associated derivatives were concentrated in a small number of investments. In FY22 YTD, eleven investments generated individual realized capital gains of $20 million or more totaling $581 million, and four investment generated individual realized capital losses of $20 million or more totaling $144 million or 77% of FY22 YTD net realized gains. In comparison, nine investments generated individual realized capital gains of $20 million or more totaling $607 million, and ten investments generated individual realized capital losses of $20 million or more totaling $443 million in FY21 YTD. Dividend income in FY22 YTD totaled $127 million, as compared with $167 million in FY21 YTD. A dividend from one investment in financial markets in Asia totaled $94 million in FY21 YTD.
Net unrealized losses on equity investments and associated derivatives were $305 million in FY22 YTD compared to net unrealized gains of $1.5 billion in FY21 YTD. This was mainly due to reclassifying gains from unrealized to realized upon sales in FY22 YTD, while the market rebounded post the immediate effect of COVID-19 in FY21 YTD.

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Management's Discussion and Analysis
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased by $53 million from $257 million in FY21 YTD to $310 million in FY22 YTD. The increase was primarily due to higher realized gains comprising of a realized gain from one investment in financial markets totaling $88 million in FY22 YTD.
Income (Loss) from Liquid Asset Trading Activities
Liquid assets trading activities, gross of funding costs, generated a loss of $373 million in FY22 YTD, comprising losses of $472 million from the Net Worth Funded Portfolio, offset in part by income of $99 million from the Funded Liquidity Portfolio. Liquid assets trading activities, net of allocated funding costs, generated a loss of $413 million in FY22 YTD ($193 million income in FY21 YTD). Net losses of $472 million from the Net Worth Funded Portfolio (compared to $26 million income in FY21 YTD) resulted from a substantial rise in US Treasury rates in FY22 YTD. Net income from Funded Liquidity Portfolio decreased to $59 million in FY22 YTD (compared to $167 million income in FY21 YTD) reflecting credit spreads widening in FY22 Q3 and tightening in FY21 YTD.
Charges on Borrowings
IFC’s charges on borrowings decreased by $120 million, from $269 million in FY21 YTD to $149 million in FY22 YTD, primarily due to LIBOR reset dates and low LIBOR rates in the first two quarters of the fiscal year.
Other Income
Other income of $322 million for FY22 YTD was $91 million lower than $413 million in FY21 YTD. The return on Post-Employment Benefit Plan assets decreased by $66 million from $91 million in FY21 YTD to $25 million in FY22 YTD, mainly driven by lower investment returns.
Other Expenses
Administrative and pension expenses decreased by $22 million from $1,031 million in FY21 YTD to $1,009 million in FY22 YTD mainly due to decrease in pension expenses by $71 million, primarily driven by the higher asset return in FY21, which resulted in lower amortization of unrecognized actuarial losses during FY22 YTD. The lower pension expenses were partially offset by an increase in administrative expenses by $49 million mainly due to higher staff costs.
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains reported in net income in FY22 YTD totaled $53 million (losses of $134 million in FY21 YTD). Foreign currency transaction losses of $102 million in FY22 YTD (gains of $97 million in FY21 YTD) on debt securities accounted for as available-for-sale are reported in other comprehensive income, while foreign currency transaction gains and losses on the derivatives economically hedging such debt securities are reported in net income. IFC has recorded foreign exchange related losses of $49 million (losses of $37 million in FY21 YTD) in a combination of net income and other comprehensive income.
Net Unrealized Gains and Losses on Non-Trading Financial Instruments
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 10: Net Unrealized Gains and Losses on Non-Trading Financial Instruments

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Unrealized (losses) gains on the loan and debt securities portfolio carried at fair value	$(375)	$358
Unrealized gains on associated derivatives	350	291
Unrealized (losses) gains on loans, debt securities and associated derivatives	(25)	649
Unrealized gains on borrowings from market and IDA	2,888	2,134
Unrealized losses on associated derivatives	$(2,917)	(2,078)
Unrealized (losses) gains on borrowings from market, IDA, and associated derivatives	(29)	56
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	$(54)	$705

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Management's Discussion and Analysis
IFC reported $25 million unrealized losses on loans, debt securities, net of associated derivatives in FY22 YTD. Unrealized losses from loans and debt securities of $375 million in FY22 YTD was mainly due to one investment reclassified from debt security to equity investment in FY22 YTD, which resulted in a reversal of unrealized gains on debt security of $197 million and an addition of unrealized gains on equity investment of $133 million as discussed within the Client Service section. Unrealized gains on loan and debt securities and associated derivatives, excluding the impact of the reclassification, were $172 million. The unrealized gains on associated derivatives of $350 million in FY22 YTD mainly comprised a $275 million gain on lending related currency and interest rate swaps due to higher swaps rates in U.S. dollars, Euros, Colombian peso, Chinese renminbi and Indian rupee in FY22 YTD, and a $93 million gain on client risk management swaps mainly due to larger gains from Euro and U.S. dollar interest rate swaps.
IFC reported $29 million of unrealized losses on borrowings from market sources and IDA, net of associated derivatives in FY22 YTD. Unrealized gains of $2.9 billion on borrowings comprised $2.9 billion unrealized gains on market borrowings and a $19 million unrealized gain on borrowings from IDA. Unrealized losses of $2.9 billion were recorded on borrowing-related derivatives. The net after swap unrealized losses in FY22 YTD were mainly due to lower premium on USD borrowings in certain currency swap markets.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings
Table 11: Other Comprehensive Income (Loss) – Unrealized Gains and Losses on Debt Securities and Borrowings

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Net unrealized gains and losses on debt securities:
Unrealized gains	$125	$389
Unrealized losses	(258)	(216)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(30)	(30)
Net unrealized (losses) gains on debt securities	$(163)	$143
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:
Unrealized gains	$404	$344
Unrealized losses	(318)	(515)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	(4)	1
Net unrealized gains (losses) on borrowings	$82	$(170)
Total unrealized (losses) gains on debt securities and borrowings	$(81)	$(27)
Net unrealized losses on debt securities totaled $163 million in FY22 YTD (net unrealized gains of $143 million in FY21 YTD) primarily included foreign currency losses on debt securities held in Turkish Lira ($75 million) and Euro ($46 million), whereas the unrealized gains in FY21 YTD were driven mainly by foreign currency gains on debt securities held in Euro, Chinese renminbi and Indian Rupee.
Net unrealized gains on borrowings of $82 million was recognized through other comprehensive income in FY22 YTD (net unrealized losses of $170 million in FY21 YTD). This was due to a widening in IFC's credit spread in most currencies of issuance in FY22 Q3 that decreased the valuation of bonds relative to economically hedging swaps. IFC's credit spreads widened by around 5 basis points at longer USD tenors with lower market prices for IFC's issuance in Australian dollar, Russian ruble and Turkish lira contributed to gains in other comprehensive income.

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Management's Discussion and Analysis
SECTION VII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of March 31, 2022:

President	David Malpass
Managing Director	Makhtar Diop
Senior Vice President, Operations	Stephanie von Friedeburg
Regional Vice President, Africa [a]	Sérgio Pimenta
Regional Vice President, Latin America and the Caribbean, and Europe [b]	Wiebke Schloemer (Acting) [g,i]
Regional Vice President, Middle East, Central Asia, and Turkey [b]	Hela Cheikhrouhou [f]
Regional Vice President, Asia and Pacific	Alfonso García Mora
Vice President, Cross-Cutting Solutions [c]	Emmanuel Nyirinkindi [d]
Vice President, Corporate Support [c]	Elena Bourganskaia [e]
Vice President, Economics and Private Sector Development	Susan M. Lund [h]
Vice President and General Counsel, Legal and Compliance Risk	Christopher Stephens
Vice President, Risk and Finance	Mohamed Gouled
Vice President and Treasurer	John Gandolfo
Vice President, Equity Mobilization (AMC)	Ruth Horowitz
_________
a    The Regional Vice President, Middle East and Africa was renamed to the Regional Vice President, Africa, effective July 1, 2021.
b    IFC added a fourth Regional Vice Presidency. The position of Regional Vice President, Middle East, Central Asia, and Turkey was created and the Regional Vice President, Latin America & Caribbean and Europe & Central Asia was renamed to the Regional Vice President, Latin America and the Caribbean, and Europe, effective July 1, 2021.
c    IFC created the Cross-Cutting Solutions Vice Presidency and the Corporate Support Vice Presidency in place of the Corporate Strategy and Resources Vice Presidency and the Partnerships, Communication and Outreach Vice Presidency, effective July 1, 2021.
d    Emmanuel Nyirinkindi was appointed as the Vice President, Cross-Cutting Solutions, effective July 1, 2021.
e    Elena Bourganskaia was appointed as the Vice President, Corporate Support, effective July 1, 2021.
f    Hela Cheikhrouhou was appointed as the Regional Vice President, Middle East, Central Asia and Turkey, effective September 8, 2021.
g    Wiebke Schloemer was appointed as the acting Regional Vice President, Latin America and the Caribbean, and Europe, effective October 1, 2021. Georgina Baker left IFC on September 30, 2021.
h    Susan M. Lund was appointed as the Vice President, Economics and Private Sector Development, effective October 1, 2021.
i    Alfonso García Mora was appointed as the Regional Vice President, Latin America and the Caribbean, and Europe, effective July 1, 2022.
OTHER
On March 31, 2019, the Supreme Court of the United States (Supreme Court) decided on a narrow question of U.S. statutory law. The U.S. International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate U.S. statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under U.S. law, nor did it cover other sources of IFC’s immunities under international law such as IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently several court cases in the United States that may be impacted by the Supreme Court decision, although none of these cases has reached a merits stage. The case in which the Supreme Court made its 2019 decision subsequently restarted in the United States lower courts, and IFC continued to present a number of jurisdictional arguments (including immunities-based arguments) for the dismissal of that case. The case has since been dismissed on immunity grounds both at the District Court and Court of Appeals levels, and, most recently, the Supreme Court has declined to hear the case a second time following a request by the plaintiffs for them to do so. See also Note Q to the FY22 YTD condensed consolidated financial statements.

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Management's Discussion and Analysis
SECTION VIII: APPENDIX
GLOSSARY OF TERMS
AMC Funds: IFC Asset Management Company (AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). These funds collectively are referred to as the AMC Funds.
Articles: IFC’s Articles of Agreement.
Income Available for Designations: Income Available for Designations (a non-U.S. GAAP measure) is used as a basis for designations of retained earnings. Beginning in FY20, IFC uses “income excluding unrealized gains and losses on investments and borrowings” as the metric for Income Available for Designations.
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Base of the Pyramid (BOP): Market segment comprised of all people with income below $8 per day in purchasing power parity or who lack access to basic goods and services.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheet Capital less Designated Retained Earnings) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Balance Sheet Capital less Designated Retained Earnings.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services (AS) or Investment Services (IS).
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk (EAR) multiplied by Economic Capital Ratio for relevant product/sub-product.
Fast Track COVID-19 Facility (COVID Facility, or FTCF): World Bank Group package to support country and private sector clients with the health and economic impacts of COVID-19. IFC Management has allocated 40 percent of its contribution to projects in IDA/FCS countries.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA19: IDA's Nineteenth Replenishment of Resources.
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC 3.0: Creating Markets and Mobilizing Private Capital is long-term strategy that is re-orienting IFC to a more deliberate and systematic approach to market development, particularly in IDA-eligible countries and Fragile and Conflict-affected Situations, and to more proactively marshal new sources of institutional capital to support private sector solutions in pursuit of the Twin Goals.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank comprises IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ARRC	:	Alternative Reference Rates Committee
CMAW	:	Creating Markets Advisory Window
CUR	:	Capital Utilization Ratio
COVID-19	:	Coronavirus Disease 2019
DSC	:	Deployable Strategic Capital
E&S	:	Environmental and Social
ESG	:	Environmental, Social, and Governance
FCA	:	U.K. Financial Conduct Authority
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
LTF	:	Long-Term Finance
GCI	:	General Capital Increase
GP	:	General Partner
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IOIA	:	U.S. International Organizations Immunities Act
ISDA	:	International Swaps and Derivatives Association
MBS	:	Mortgage-Backed Securities
MCPP	:	Managed Co-lending Portfolio Program
MD&A	:	Management’s Discussion and Analysis
MIGA	:	Multilateral Investment Guarantee Agency
NAV	:	Net Asset Value
NPL	:	Non-performing Loan
SCI	:	Selective Capital Increase
SOFR	:	Secured Overnight Financing Rate
SME	:	Small and Medium Enterprise
STF	:	Short-Term Finance
VPU	:	Vice Presidency Unit

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2022

INTERNATIONAL FINANCE CORPORATION	Page 31

CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2022 (unaudited) and June 30, 2021 (unaudited)

(US$ in millions)	March 31, 2022	June 30, 2021
Assets
Cash and due from banks – Note C	$520	$748
Time deposits – Note C	9,405	16,279
Trading securities – Notes C and K	35,011	33,456
(includes $6,048 and $7,577 securities pledged to creditors under repurchase agreements at March 31, 2022 and June 30, 2021 respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, K and P	4,832	965
Investments – Notes D, E, F, G, K and M
Loans
($1,347 at March 31, 2022, $1,330 at June 30, 2021 at fair value;
net of reserve against losses of $1,252 at March 31, 2022, $1,324 at June 30, 2021)
– Notes D, E, K and M	26,351	25,644
Equity investments
– Notes D, G, K and M	11,567	12,027
Debt securities – Notes D, F, K and M	7,017	7,320
(includes available-for-sale securities of $2,420 and $2,987, with associated amortized cost of $2,605 and $3,009, net of reserve against credit losses of $11 at March 31, 2022 and $3 at June 30, 2021)
Total investments	44,935	44,991
Derivative assets – Notes C, J, K and P	3,220	4,241
Receivables and other assets – Notes C, M and N	4,330	4,584
Total assets	$102,253	$105,264
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and P	$6,407	$8,668
Borrowings outstanding – Notes B and K
From market and other sources at amortized cost	2,924	3,337
From market sources at fair value	49,295	51,878
From International Development Association at fair value	351	484
Total borrowings	52,570	55,699
Derivative liabilities – Notes C, J, K and P	5,737	3,784
Payables and other liabilities – Notes C, E, M, N and O	5,537	5,869
Total liabilities	70,251	74,020
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares at March 31, 2022 and June 30, 2021)
Subscribed capital	23,593	22,806
Less: unpaid portion of subscriptions	(2,039)	(2,046)
Paid-in capital	21,554	20,760
Accumulated other comprehensive loss – Note H	(1,179)	(1,118)
Retained earnings – Note H	11,627	11,602
Total capital	32,002	31,244
Total liabilities and capital	$102,253	$105,264
The notes to the condensed consolidated financial statements are an integral part of these statements.

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CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended March 31, 2022 (unaudited) and March 31, 2021 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2022	2021	2022	2021
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$255	$257	$806	$845
(Provision) release of provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(107)	33	(69)	190
Income (loss) from equity investments and associated derivatives – Note G	(18)	398	388	1,967
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	165	121	310	257
Provision for losses on available-for-sale debt securities – Note F	(8)	—	(8)	—
Total income from investments	287	809	1,427	3,259
(Loss) income from liquid asset trading activities – Note C	(367)	78	(373)	283
Charges on borrowings	(60)	(69)	(149)	(269)
Income (loss) from investments and liquid asset trading activities, after charges on borrowings	(140)	818	905	3,273
Other income
Advisory services income – Note N	65	58	163	165
Service fees	30	33	96	95
Other	(7)	36	63	153
Total other income	88	127	322	413
Other expenses
Administrative expenses – Notes B and O	(348)	(318)	(1,067)	(989)
Advisory services expenses – Note N	(67)	(64)	(192)	(184)
Other, net – Note O	22	(14)	58	(42)
Total other expenses	(393)	(396)	(1,201)	(1,215)
Foreign currency transaction gains (losses) on non-trading activities	(21)	(9)	53	(134)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(466)	540	79	2,337
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value – Note I	28	370	(54)	705
Net income (loss) – Note L	$(438)	$910	$25	$3,042

The notes to the condensed consolidated financial statements are an integral part of these statements.

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CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the three and nine months ended March 31, 2022 (unaudited) and March 31, 2021 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2022	2021	2022	2021
Net income – Note L	$(438)	$910	$25	$3,042
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized (losses) gains on available-for-sale debt securities arising during the period	(24)	(65)	(133)	173
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(34)	(17)	(38)	(30)
Reclassification adjustment for impairments related to credit loss included in net income (Release of provision for losses on available-for-sale debt securities)	8	—	8	—
Net unrealized (losses) gains on debt securities	(50)	(82)	(163)	143
Unrealized gains and losses on borrowings
Net unrealized losses arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option	221	(22)	86	(171)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	1	(4)	1
Net unrealized gains (losses) on borrowings	221	(21)	82	(170)
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans – Note O	7	26	20	78
Total other comprehensive (loss) income	178	(77)	(61)	51
Total comprehensive (loss) income	$(260)	$833	$(36)	$3,093

The notes to the condensed consolidated financial statements are an integral part of these statements.

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CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN CAPITAL
for the nine months ended March 31, 2022 (unaudited) and March 31, 2021 (unaudited)

(US$ in millions)	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income (loss) – Note H	Paid-in capital	Total capital
At June 30, 2020	$7,166	$433	$7,599	$(1,984)	$19,567	$25,182
Cumulative effect of adoption of ASU 2016-13, effective July 1, 2020	(206)		(206)			(206)
Nine months ended March 31, 2021
Net income	3,042		3,042			3,042
Other comprehensive income				51		51
Payments received for subscribed capital					646	646
Designations of retained earnings – Note H	(44)	44	—			—
Expenditures against designated retained earnings – Note H	26	(26)	—			—
At March 31, 2021	$9,984	$451	$10,435	$(1,933)	$20,213	$28,715
At June 30, 2021	$11,395	$207	$11,602	$(1,118)	$20,760	$31,244
Nine months ended March 31, 2022
Net income	25		25			25
Other comprehensive loss				(61)		(61)
Payments received for subscribed capital					794	794
Designations of retained earnings – Note H	(161)	161	—			—
Expenditures against designated retained earnings – Note H	39	(39)	—			—
At March 31, 2022	$11,298	$329	$11,627	$(1,179)	$21,554	$32,002

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 35

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2022 (unaudited) and March 31, 2021 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Cash flows from investing activities
Loan disbursements	$(7,042)	$(6,970)
Investments in equity securities	(1,206)	(625)
Investments in debt securities	(931)	(799)
Loan repayments	5,948	5,942
Debt securities repayments	483	379
Proceeds from sales of loans	11	86
Proceeds from sales of equity investments	2,029	1,901
Proceeds from sales of debt securities	185	215
Loan origination fees received	56	39
Investment in fixed assets	(33)	(38)
Net cash (used in) provided by investing activities	(500)	130
Cash flows from financing activities
Medium and long-term borrowings
Issuance	12,682	14,287
Retirement	(11,891)	(15,196)
Change in derivatives associated with borrowings, net	8	(527)
Short-term borrowings, net	17	(201)
Capital subscriptions	1,251	646
Net cash provided by (used in) financing activities	2,067	(991)
Cash flows from operating activities
Net income	25	3,042
Adjustments to reconcile net income or loss to net cash used in operating activities:
Realized losses (gains) on loans and associated derivatives, net	9	(18)
Realized gains on debt securities and associated derivatives, net	(112)	(54)
Gains on equity investments and related derivatives, net	(261)	(1,800)
Net realized gains on extinguishment of borrowings	(8)	(3)
Charge for losses on loans, off-balance sheet credit exposures, other receivables and available-for-sale debt securities	77	(190)
Amortization of discounts, premiums and loan origination expenses	(42)	(43)
Depreciation expenses	55	42
Foreign currency transaction (gains) losses on non-trading activities	(53)	134
Net unrealized losses (gains) on non-trading financial instruments accounted for at fair value	54	(705)
Net discounts paid on retirement of borrowings	(2)	(8)
Change in accrued income on loans and debt securities (after swaps), net	(68)	(41)
Change in accrued expenses on borrowings (after swaps), net	52	(54)
Change in liquid asset trading portfolio	(9,415)	(1,885)
Change in derivatives associated with loans and client risk management, net	380	162
Change in payables and other liabilities	144	195
Change in receivables and other assets	(143)	(258)
Net cash used in operating activities	(9,308)	(1,484)
Change in cash and cash equivalents	(7,741)	(2,345)
Effect of exchange rate changes on cash and cash equivalents	(193)	361
Net change in cash and cash equivalents	(7,934)	(1,984)
Beginning cash and cash equivalents	13,022	12,754
Ending cash and cash equivalents	$5,088	$10,770
Composition of cash and cash equivalents
Cash and due from banks	$520	$585
Time deposits with maturities under three months	4,568	10,185
Total cash and cash equivalents	$5,088	$10,770

The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 36

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2022 (unaudited) and March 31, 2021 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2022	March 31, 2021
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(222)	$229
Debt securities	(194)	106
Loan and debt security-related currency swaps	338	(290)
Borrowings	1,197	(1,690)
Borrowing-related currency swaps	(1,174)	1,656
Charges on borrowings paid, net	$101	$331
Non-cash items:
Loan and debt security conversion to equity, net	$54	$33
The notes to the condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 37

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2021 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2021 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and, off-balance sheet credit exposures; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Recently adopted accounting standards
In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments on the interactions between Topic 321 and Topic 323 clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. These amendments do not impact IFC because IFC has elected an FVO for direct equity investments which give IFC significant influence, which in the absence of FVO, would have to be accounted for under equity method. The amendments on the interactions between Topic 323 and Topic 815, clarify that an entity should not consider whether, upon the settlement of a nonderivative forward contract or exercise of a nonderivative purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the Fair Value Option in accordance with the financial instruments guidance in Topic 825. IFC adopted ASU 2020-01 effective July 1, 2021 with no material impact on IFC’s condensed consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 38

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

In October 2020 the FASB issued ASU 2020-08 Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendments in ASU 2020-08 affect the guidance in ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. ASU 2017-08 had shortened the required amortization period for investments in callable debt securities purchased for a premium to the earliest call date. IFC had adopted ASU 2017-08 effective July 1, 2019 with no material impact on IFC’s financial statements. IFC adopted ASU 2020-08 effective July 1, 2021 with no material impact on IFC’s condensed consolidated financial statements.
Accounting standards and regulations under evaluation
In November 2021, FASB issued ASU 2021-10 Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires business entities to provide certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance (for example, a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities—Revenue Recognition). ASU 2021-10 is effective for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. IFC is evaluating the impact of this ASU.
In March 2022, the FASB issued ASU 2022-02 Financial Instruments—Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The amendments in this ASU eliminate the recognition and measurement guidance for troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, and require reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU requires enhanced disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, for public business entities, the amendments in this ASU require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. IFC is currently evaluating the impact of this ASU.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including providing grants to IDA (see Note H – Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

	March 31, 2022			June 30, 2021
(US$ in millions)	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Receivables (Payables)	$—	$—	$—	$(36)	$—	$(36)
PSW – Local Currency Facility	—	8	8	—	4	4
PSW – Blended Finance Facility	—	(48)	(48)	—	(41)	(41)
Borrowings	—	(351)	(351)	—	(484)	(484)
Pension and Other Postretirement Benefits	670	—	670	645	—	645
Share of Investments [a]	239	—	239	177	—	177
	$909	$(391)	$518	$786	$(521)	$265
_________
a    Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the three and nine months ended March 31, 2022, were $39 million and $110 million ($35 million and $104 million – for the three and nine months ended March 31, 2021). Other chargebacks include $10 million and $17 million for the three and nine months ended March 31, 2022 ($7 million and $15 million – for the three and nine months ended March 31, 2021).

INTERNATIONAL FINANCE CORPORATION	Page 39

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
The PSW was created under IDA18, which became effective beginning fiscal year ended June 30, 2018, to mobilize private sector investment in IDA-only countries and IDA-eligible FCS. In IDA18, PSW allocation was $1.4 billion which was fully committed. The PSW continued under IDA’s Nineteenth Replenishment of Resources (IDA19), which became effective beginning in the fiscal year ended June 30, 2021, with an initial allocation set at $2.5 billion that was further revised to $1.6 billion. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC and MIGA for the related costs incurred in administering these transactions.
IDA-PSW transactions

(US$ in millions)			March 31, 2022			June 30, 2021
Facility	Description	Balance Sheet Location	USD Notional		Net Asset/(Liability) position	USD Notional		Net Asset/(Liability) position
Local currency	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities	102		8	76		4

(US$ in millions)			March 31, 2022			June 30, 2021
Facility	Description	Balance Sheet Location	Commitments		Net Asset/(Liability) position	Commitments		Net Asset/(Liability) position
Blended Finance	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities	107		(48)	107		(41)
Blended Finance	Guarantee from IDA that shares the first loss to support IFC's Guarantee Programs in IDA-PSW eligible countries	Off-balance sheet item	963	[a]		823	[a]
_________
a    Includes $357 million and $217 million that has been approved but not committed as of March 31, 2022 and June 30, 2021.
Borrowings
During the three months ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion. The Note requires payments totaling $1.3 billion, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.

INTERNATIONAL FINANCE CORPORATION	Page 40

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO
Composition of liquid asset portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheet captions is as follows:

(US$ in millions)	March 31, 2022	June 30, 2021
Assets
Cash and due from banks [a]	$34	$239
Time deposits [b]	9,405	16,279
Trading securities	35,011	33,456
Securities purchased under resale agreements and receivable for cash collateral pledged	4,832	965
Derivative assets	899	427
Receivables and other assets:
Receivables from unsettled security trades	741	745
Accrued interest income on time deposits and securities	96	108
Accrued income on derivative instruments	18	7
Total assets	51,036	52,226
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	6,407	8,668
Derivative liabilities	151	262
Payables and other liabilities:
Payables for purchase of securities	1,065	1,568
Accrued charges on derivative instruments	39	32
Total liabilities	7,662	10,530
Total net liquid asset portfolio	$43,374	$41,696
_________
a    Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $486 million and $509 million as of March 31, 2022 and June 30, 2021 respectively.
b    Includes time deposits with maturities greater than three months of $4.8 billion and $4.0 billion, as of March 31, 2022 and June 30, 2021 respectively.
The liquid asset portfolio is denominated primarily in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.3% of the portfolio at March 31, 2022 (1.0% – June 30, 2021).
(Loss) Income from liquid asset trading activities
(Loss) Income from liquid asset trading activities for the three and nine months ended March 31, 2022 and March 31, 2021 comprises:

	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2022	2021	2022	2021
Interest income, net	$77	$110	$183	$263
Net (losses) gains on asset-backed and mortgage-backed securities	(23)	13	(43)	40
Net losses on other trading securities	(421)	(45)	(513)	(20)
Net (losses) gains on trading activities (realized and unrealized)	(444)	(32)	(556)	20
Total (loss) income from liquid asset trading activities	$(367)	$78	$(373)	$283

INTERNATIONAL FINANCE CORPORATION	Page 41

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS

The carrying amount of investments at March 31, 2022 and June 30, 2021 comprises:

(US$ in millions)	March 31, 2022	June 30, 2021
Loans
Loans at amortized cost	$26,256	$25,638
Less: Reserve against losses on loans	(1,252)	(1,324)
Loans at amortized cost less reserve against losses	25,004	24,314
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,430 at March 31, 2022, $1,380 at June 30, 2021)	1,347	1,330
Total loans	26,351	25,644
Equity investments
Equity investments accounted for at fair value a b
(cost $10,658 at March 31, 2022, $10,823 at June 30, 2021)	11,567	12,027
Total equity investments	11,567	12,027
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $2,605 at March 31, 2022, $3,009 at June 30, 2021)	2,420	2,987
Less: Reserve against losses on available-for sale debt securities	(11)	(3)
Debt securities, available-for-sale less reserve against losses	2,409	2,984
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $4,571 at March 31, 2022, $3,957 at June 30, 2021)	4,608	4,336
Total debt securities	7,017	7,320
Total carrying amount of investments	$44,935	$44,991
_________
a    Equity investments at fair value as of March 31, 2022 are comprised of investments in common or preferred shares of $6.5 billion ($7.0 billion as of June 30, 2021), equity interests in private equity funds of $5.1 billion ($5.0 billion as of June 30, 2021), and equity-related options and other financial instruments of $10 million ($17 million as of June 30, 2021).
b    Includes $1 million and $3 million for March 31, 2022 and June 30, 2021 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying amount of investments is as follows:

	March 31, 2022				June 30, 2021
(US$ in millions)	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$27,811	$10,698	$6,883	$45,392	$27,132	$10,863	$6,774	$44,769
Reserve against losses on loans and debt securities	(1,252)	—	(11)	(1,263)	(1,324)	—	(3)	(1,327)
Unamortized deferred loan origination fees, net and other	(125)	—	—	(125)	(114)	—	—	(114)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(36)	—	(36)	—	(37)	—	(37)
Unrealized losses on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(3)	—	(3)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	108	108	—	—	169	169
Unrealized gains (losses) on investments accounted for under the Fair Value Option	(83)	909	37	863	(50)	1,204	380	1,534
Carrying amount of investments	$26,351	$11,567	$7,017	$44,935	$25,644	$12,027	$7,320	$44,991

INTERNATIONAL FINANCE CORPORATION	Page 42

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and nine months ended March 31, 2022 and March 31, 2021 comprise the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2022	2021	2022	2021
Interest income	$231	$234	$717	$732
Commitment fees	10	12	40	33
Other financial fees	23	16	58	62
Realized gains (losses) on loans, guarantees and associated derivatives [a]	(9)	(5)	(9)	18
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$255	$257	$806	$845
––––––––
a    Includes realized gains and losses on loans under the Fair Value Option. $0 for the three and nine months ended March 31, 2022 and $1 million realized losses for the three and nine months ended March 31, 2021.
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of March 31, 2022 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment in incorporating the impact of the war in Ukraine which is largely through IFC's rating system that classifies its loans according to credit worthiness and risk. A qualitative overlay of $135 million, including $8 million on off-balance sheet guarantee exposures, was applied in FY22 Q3 for estimated provisions due to the impact of the war in Ukraine which has not yet been reflected in the model calculated reserves and cannot be directly attributed to any individual borrowers at March 31, 2022. The remaining qualitative overlay of $40 million related to COVID-19 was released in FY22 Q3 as IFC considers the impacts of COVID-19 are properly captured individually through its rating system.
IFC adopted the ASC 326 methodology for measuring credit losses as of July 1, 2020. All related disclosures for the three and nine months ended March 31, 2022 and March 31, 2021 are presented in accordance with ASC 326, Financial Instruments – Credit Losses (ASC 326).
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three and nine months ended March 31, 2022 and March 31, 2021, as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively, are summarized below:

	For the three months ended March 31, 2022
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$575	$727	$1,302	$2	$103	$105
Provision for losses	34	54	88	—	12	12
Write-offs	(141)	—	(141)	—	—	—
Foreign currency transaction adjustments	3	(1)	2	—	—	—
Other adjustments [a]	1	—	1	—	—	—
Ending balance	$472	$780	$1,252	$2	$115	$117
Total disbursed loans at March 31, 2022	$1,468	$24,913	$26,381
Loans committed but not disbursed at March 31, 2022				$33	$5,472	$5,506
Unamortized deferred loan origination fees, net and other			(125)
Loans at amortized cost			$26,256
_________
a    Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the nine months ended March 31, 2022
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$598	$726	$1,324	$2	$141	$143
Provision (release of provision) for losses	23	64	87	—	(25)	(25)
Write-offs	(157)	—	(157)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(3)	(8)	(11)	—	(1)	(1)
Other adjustments [a]	10	(2)	8	—	—	—
Ending balance	$472	$780	$1,252	$2	$115	$117
Total disbursed loans at March 31, 2022	$1,468	$24,913	$26,381
Loans committed but not disbursed at March 31, 2022				$33	$5,472	$5,506
Unamortized deferred loan origination fees, net and other			(125)
Loans at amortized cost			$26,256
_________
a    Other adjustments comprise reserve against interest capitalized.
The following tables present changes in reserve against losses for the three and nine months ended March 31, 2021:

	For the three months ended March 31, 2021
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$709	$815	$1,524	$4	$90	$94
Provision (release of provision) for losses on loans, net	2	(29)	(27)	(1)	(5)	(6)
Write-offs	(73)	—	(73)	—	—	—
Foreign currency transaction adjustments	(7)	(8)	(15)	—	—	—
Other adjustments [a]	7	—	7	—	—	—
Ending balance	$638	$778	$1,416	$3	$85	$88
Total disbursed loans at March 31, 2021	$2,292	$23,387	$25,679
Loans committed but not disbursed at March 31, 2021				$105	$5,447	$5,552
Unamortized deferred loan origination fees, net and other			(119)
Loans at amortized cost			$25,560
_________
a    Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the nine months ended March 31, 2021
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$804	$844	$1,648	$—	$—	$—
Cumulative effect of adopting ASC 326	—	68	68	3	137	140
Provision (release of provision) for losses on loans, net	4	(134)	(130)	—	(53)	(53)
Write-offs	(189)	(5)	(194)	—	—	—
Foreign currency transaction adjustments	6	3	9	—	1	1
Other adjustments [a]	13	2	15	—	—	—
Ending balance	$638	$778	$1,416	$3	$85	$88
Total disbursed loans at March 31, 2021	$2,292	$23,387	$25,679
Loans committed but not disbursed at March 31, 2021				$105	$5,447	$5,552
Unamortized deferred loan origination fees, net and other			(119)
Loans at amortized cost			$25,560
_________
a    Other adjustments comprise reserve against interest capitalized.
Reserve for losses and provision for losses on off-balance sheet guarantee exposures and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three and nine months ended March 31, 2022 and March 31, 2021 are summarized below a:

	For the three months ended March 31, 2022		For the nine months ended March 31, 2022

(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [b]	Issued Guarantees [a]
Beginning balance	$10	$7	$11	$6
Provision (release of provision) for losses on off-balance sheet credit exposure	8	(1)	7	—
Ending balance	$18	$6	$18	$6
_________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.

	For the three months ended March 31, 2021		For the nine months ended March 31, 2021

(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [b]	Issued Guarantees [a]
Beginning balance	$27	$8	$29	$—
Cumulative effect of adopting ASC 326	—	—	—	8
Provision (release of provision) for losses on off-balance sheet credit exposure	3	(3)	2	(4)
Guarantee claims paid	(18)	—	(18)	—
Foreign currency transaction adjustments	1	—	—	1
Ending balance	$13	$5	$13	$5
_________
a    Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
There were no reserve against losses on other receivables at March 31, 2022 and June 30, 2021. The outstanding balance of other receivables is $0 and $21 million at March 31, 2022 and June 30, 2021, respectively.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Accrued Interest
The accrued interest balances are $366 million and $262 million, as of March 31, 2022 and June 30, 2021 respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. IFC elected not to measure a reserve against losses for accrued interest receivables related to its loans and the available-for-sale securities portfolio as IFC’s policy is to write-off uncollectible accrued interest receivable balances in a timely manner.
Accrued interest is written off by reversing interest income during the quarter the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off by reversing interest income is $2 and $3 million for the three months ended March 31, 2022 and March 31, 2021, respectively; $4 million and $16 million for the nine months ended March 31, 2022 and March 31, 2021, respectively.
Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Nonaccruing loans
Loans at nonaccrual status without a reserve against losses at March 31, 2022 and June 30, 2021 is considered insignificant. Loans on which the accrual of interest has been discontinued amounted to $1.3 billion at March 31, 2022 ($1.4 billion – June 30, 2021). The interest income on such loans for the three and nine months ended March 31, 2022 and March 31, 2021 are summarized as follows (US$ millions):

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2022	2021	2022	2021
Interest income not recognized on nonaccruing loans	$26	$46	$76	$156
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	17	12	49	38
The amortized cost in nonaccruing loans at March 31, 2022 and June 30, 2021 is summarized by geographic regiona and industry sector as follows:

	March 31, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [b]
Africa	$226	$—	$88	$14	$328
Asia and Pacific	153	13	45	—	211
Latin America and the Caribbean, and Europe	211	12	217	—	440
Middle East, Central Asia and Turkey	108	74	223	—	405
Total disbursed loans [c]	$698	$99	$573	$14	$1,384
.

	June 30, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [b]
Africa	$247	$16	$67	$18	$348
Asia and Pacific	152	18	23	—	193
Latin America and the Caribbean, and Europe	176	25	233	—	434
Middle East, Central Asia and Turkey	114	169	235	—	518
Total disbursed loans [c]	$689	$228	$558	$18	$1,493
_________
a    Geographical regions used herein the FY22 YTD condensed consolidated financial statements are based on regional classifications as of March 31, 2022, after the realignment.
b    Includes all components of amortized cost except unamortized fees which are considered insignificant.
c    Includes $64 million reported as debt securities on the Balance Sheet as of March 31, 2022 ($53 million – June 30, 2021).

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments are more than 30 days past the contractual due date. An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows :

	March 31, 2022
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$15	$—	$110	$125	$1,348	$1,473
Financial markets	—	—	—	—	2,566	2,566
Infrastructure and natural resources	—	—	6	6	1,712	1,718
Disruptive technologies and funds	—	—	14	14	—	14
Total Africa	15	—	130	145	5,626	5,771
Asia and Pacific
Manufacturing, agribusiness and services	—	—	54	54	3,378	3,432
Financial markets	—	—	13	13	3,584	3,597
Infrastructure and natural resources	—	—	19	19	1,312	1,331
Total Asia and Pacific	—	—	86	86	8,274	8,360
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	—	—	129	129	2,589	2,718
Financial markets	—	—	—	—	3,434	3,434
Infrastructure and natural resources	—	—	22	22	1,630	1,652
Total Latin America and the Caribbean, and Europe	—	—	151	151	7,653	7,804
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	—	—	18	18	863	881
Financial markets	—	—	33	33	752	785
Infrastructure and natural resources	—	—	56	56	1,145	1,201
Total Middle East, Central Asia and Turkey	—	—	107	107	2,760	2,867
Other
Manufacturing, agribusiness and services	—	—	—	—	636	636
Financial markets	—	—	—	—	943	943
Total Other	—	—	—	—	1,579	1,579
Total disbursed loans	$15	$—	$474	$489	$25,892	$26,381
Unamortized deferred loan origination fees, net and other						(125)
Loans at amortized cost						$26,256
_________
At March 31, 2022, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2021
(US$ in millions)	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total past due	Current	Total loans
Africa
Manufacturing, agribusiness and services	$—	$—	$142	$142	$1,111	$1,253
Financial markets	—	—	16	16	2,242	2,258
Infrastructure and natural resources	—	—	5	5	1,735	1,740
Disruptive technologies and funds	—	—	18	18	—	18
Total Africa	—	—	181	181	5,088	5,269
Asia and Pacific
Manufacturing, agribusiness and services	6	—	77	83	2,960	3,043
Financial markets	—	—	9	9	3,406	3,415
Infrastructure and natural resources	—	—	23	23	1,429	1,452
Total Asia and Pacific	6	—	109	115	7,795	7,910
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	17	17	161	195	2,287	2,482
Financial markets	—	—	15	15	3,619	3,634
Infrastructure and natural resources	—	—	41	41	2,052	2,093
Total Latin America and the Caribbean, and Europe	17	17	217	251	7,958	8,209
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	37	—	22	59	888	947
Financial markets	—	46	55	101	768	869
Infrastructure and natural resources	—	—	65	65	1,001	1,066
Total Middle East, Central Asia and Turkey	37	46	142	225	2,657	2,882
Other
Manufacturing, agribusiness and services	1	—	—	1	757	758
Financial markets	—	—	—	—	648	648
Infrastructure and natural resources	—	—	—	—	76	76
Total Other	1	—	—	1	1,481	1,482
Total disbursed loans	$61	$63	$649	$773	$24,979	$25,752
Unamortized deferred loan origination fees, net and other						(114)
Loans at amortized cost						$25,638
_________
At June 30, 2021, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating at March 31, 2022, and origination year. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

	March 31, 2022
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY22	$—	$95	$322	$605	$320	$17	$5	$—	$4	$1,368
FY21	—	151	1,282	2,705	1,700	170	25	1	16	6,050
FY20	79	157	1,095	1,690	1,435	139	43	77	6	4,721
FY19	—	150	512	896	1,625	77	87	73	16	3,436
FY18	—	34	669	1,079	1,182	312	10	37	55	3,378
Prior	61	351	685	1,118	2,332	376	362	189	677	6,151
Total	$140	$938	$4,565	$8,093	$8,594	$1,091	$532	$377	$774	$25,104
Revolving Loans	—	—	6	1,132	123	—	—	—	—	1,261
Revolving Contracts Converted to Term Contracts	—	—	—	16	—	—	—	—	—	16
Total disbursed loans	$140	$938	$4,571	$9,241	$8,717	$1,091	$532	$377	$774	$26,381
Unamortized deferred loan origination fees, net and other										(125)
Loans at amortized cost										$26,256

	June 30, 2021
(US$ in millions)	Loans at Amortized cost basis by Risk class
Origination year	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
FY21	$—	$150	$753	$1,625	$1,239	$25	$—	$2	$23	$3,817
FY20	—	232	1,122	1,576	1,409	185	10	—	6	4,540
FY19	—	182	469	1,414	1,560	228	71	361	20	4,305
FY18	—	52	698	1,234	1,442	38	146	195	124	3,929
FY17	—	197	504	663	751	199	180	55	44	2,593
Prior	59	320	438	952	2,117	244	517	248	712	5,607
Total	$59	$1,133	$3,984	$7,464	$8,518	$919	$924	$861	$929	$24,791
Revolving Loans	—	—	1	864	76	—	—	—	—	941
Revolving Contracts Converted to Term Contracts	—	—	—	20	—	—	—	—	—	20
Total disbursed loans	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, effective March 31, 2022 and June 30, 2021 respectively:

	March 31, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$59	$83	$1,630	$3,294	$199	$236	$94	$176	$5,771
Asia and Pacific	79	342	2,717	2,567	2,253	105	147	61	89	8,360
Latin America and the Caribbean, and Europe	—	506	1,348	2,983	1,967	515	110	156	219	7,804
Middle East, Central Asia and Turkey	—	1	189	807	1,203	272	39	66	290	2,867
Other	61	30	234	1,254	—	—	—	—	—	1,579
Total geographic region	$140	$938	$4,571	$9,241	$8,717	$1,091	$532	$377	$774	$26,381
Unamortized deferred loan origination fees, net and other										(125)
Loans at amortized cost										$26,256

	March 31, 2022
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$140	$728	$2,274	$3,318	$1,741	$255	$143	$129	$412	$9,140
Financial markets	—	—	1,835	5,251	3,818	243	98	61	19	11,325
Infrastructure and natural resources	—	210	462	672	3,158	593	291	187	329	5,902
Disruptive technologies and funds	—	—	—	—	—	—	—	—	14	14
Total industry sector	$140	$938	$4,571	$9,241	$8,717	$1,091	$532	$377	$774	$26,381
Unamortized deferred loan origination fees, net and other										(125)
Loans at amortized cost										$26,256

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$102	$108	$1,123	$3,012	$214	$352	$111	$249	$5,271
Asia and Pacific	—	467	2,067	2,707	2,183	219	69	105	93	7,910
Latin America and the Caribbean, and Europe	—	537	1,296	2,677	2,351	181	462	417	287	8,208
Middle East, Central Asia and Turkey	—	2	218	816	972	305	41	228	300	2,882
Other	59	25	296	1,025	76	—	—	—	—	1,481
Total geographic region	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638

	June 30, 2021
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$59	$841	$1,907	$2,645	$1,812	$91	$441	$216	$471	$8,483
Financial markets	—	67	1,578	4,888	3,625	452	13	126	75	10,824
Infrastructure and natural resources	—	225	500	815	3,157	376	470	519	365	6,427
Disruptive technologies and funds	—	—	—	—	—	—	—	—	18	18
Total industry sector	$59	$1,133	$3,985	$8,348	$8,594	$919	$924	$861	$929	$25,752
Unamortized deferred loan origination fees, net and other										(114)
Loans at amortized cost										$25,638
Loans are modified through changes in interest rates, repayment schedules, and maturity date, in addition to reductions of loan principal and waiver of accrued interest. The following table presents information related to loan modifications, including past due amounts capitalized and written off, during the three and nine months ended March 31, 2022 and March 31, 2021, that are considered Troubled Debt Restructurings (TDRs):

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the three months ended March 31,				For the nine months ended March 31,
	2022		2021		2022		2021
(US$ in millions)	Number of TDRs	Amount	Number of TDRs	Amount	Number of TDRs	Amount	Number of TDRs	Amount
Loans modified as TDR	10	$261	9	$139	24	$610	33	$685
Loan at amortized cost modifications considered TDRs during the three and nine months ended March 31, 2022 and March 31, 2021 is summarized by geographic region and industry sector as follows:

	For the three months ended March 31, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total loan modifications considered TDRs [a]
Geographic Region
Africa	$10	$—	$26	$36
Asia and Pacific	77	—	25	102
Middle East, Central Asia and Turkey	—	—	42	42
Latin America and the Caribbean, and Europe	2	—	79	81
Total geographic region	$89	$—	$172	$261

	For the nine months ended March 31, 2022
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total loan modifications considered TDRs [a]
Geographic Region
Africa	$55	$—	$53	$108
Asia and Pacific	95	—	25	120
Middle East, Central Asia and Turkey	—	46	240	286
Latin America and the Caribbean, and Europe	2	15	79	96
Total geographic region	$152	$61	$397	$610

	For the three months ended March 31, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Loan modifications considered TDRs
Geographic Region
Africa	$18	$—	$—	$18
Asia and Pacific	49	31	—	80
Middle East, Central Asia and Turkey	—	—	41	41
Total geographic region	$67	$31	$41	$139

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

	For the nine months ended March 31, 2021
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total loan modifications considered TDRs [a]
Geographic Region
Africa	$124	$—	$227	$351
Asia and Pacific	147	31	—	178
Middle East, Central Asia and Turkey	67	—	62	129
Latin America and the Caribbean, and Europe	27	—	—	27
Total geographic region	$365	$31	$289	$685
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Following is a summary of loans that defaulted during the three and nine months ended March 31, 2022 and March 31, 2021 that had been modified in a troubled debt restructuring within 12 months prior to the date of default:

	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions, except for number of loans)	2022	2021	2022	2021
Loan amount	$27	$19	$32	$20
Number of Loans	1	2	2	3
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes the amortized cost of collateral dependent loans a by collateral type, geographic region and industry sector as of March 31, 2022 and June 30, 2021 respectively :

	March 31, 2022	June 30, 2021
(US$ in millions)	Property, Land and Equipment
Geographic Region
Africa	$2	$2
Latin America and the Caribbean, and Europe	111	139
Total	$113	$141

	March 31, 2022	June 30, 2021
(US$ in millions)	Property, Land and Equipment
Industry Sector
Manufacturing, agribusiness and services	$75	$71
Infrastructure and natural resources	38	70
Total	$113	$141
_________
a    Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of March 31, 2022 totaled $4.5 billion ($4.3 billion – June 30, 2021). Guarantees of $4.0 billion that were outstanding (i.e., not called) at March 31, 2022 ($3.6 billion – June 30, 2021), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES
Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and nine months ended March 31, 2022 and March 31, 2021 comprise the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2022	2021	2022	2021
Interest income	$57	$70	$195	$202
Dividends	1	1	3	1
Realized gains on debt securities and associated derivatives [a]	107	50	112	54
Total income from debt securities, including realized gains on debt securities and associated derivatives	$165	$121	$310	$257
___________
a    Includes realized gains and losses on debt securities under the Fair Value Option. $74 million gains for the three and nine months ended March 31, 2022 ($36 million gains and $25 million gains for the three and nine months ended March 31, 2021).
Debt securities accounted for as available-for-sale at March 31, 2022 and June 30, 2021 comprise:

	March 31, 2022
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$2,074	$47	$(235)	$(5)	$1,881
Preferred shares	34	61	(1)	(6)	88
Asset-backed securities	497	14	(71)	—	440
Total	$2,605	$122	$(307)	$(11)	$2,409
___________
b    Includes net foreign exchange losses of $294 million as of March 31, 2022.

	June 30, 2021
(US$ in millions)	Amortized cost	Unrealized gains [b]	Unrealized losses [b]	Reserve for credit losses	Fair value
Corporate debt securities	$2,403	$111	$(178)	$—	$2,336
Preferred shares	56	73	(1)	(3)	125
Asset-backed securities	550	15	(42)	—	523
Total	$3,009	$199	$(221)	$(3)	$2,984
___________
b    Includes net foreign exchange losses of $192 million as of June 30, 2021.
Available-for-sale debt securities in an unrealized loss position for which a reserve for credit losses has not been recorded, due to non-credit related factors, is comprised of the following:

	March 31, 2022
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,496	$(235)	$1,261
Preferred shares	3	(1)	2
Asset-backed securities	497	(71)	426
Total	$1,996	$(307)	$1,689
___________
b    Includes net foreign exchange losses of $303 million as of March 31, 2022.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)

	June 30, 2021
(US$ in millions)	Amortized Costs	Unrealized Losses [b]	Fair value
Corporate debt securities	$1,494	$(178)	$1,316
Preferred shares	2	(1)	1
Asset-backed securities	140	(42)	98
Total	$1,636	$(221)	$1,415
___________
b    Includes net foreign exchange losses of $230 million as of June 30, 2021.
The following table shows the unrealized losses and fair value of debt securities at March 31, 2022 and June 30, 2021 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:

	March 31, 2022
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$365	$(16)	$896	$(219)	$1,261	$(235)
Preferred shares	2	(1)	—	—	2	(1)
Asset-backed securities	375	(9)	51	(62)	426	(71)
Total	$742	$(26)	$947	$(281)	$1,689	$(307)

	June 30, 2021
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$15	$—	$1,301	$(178)	$1,316	$(178)
Preferred shares	—	—	1	(1)	1	(1)
Asset-backed securities	4	(1)	94	(41)	98	(42)
Total	$19	$(1)	$1,396	$(220)	$1,415	$(221)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allows IFC to receive payments that depend primarily on cash flow from those assets.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The tables below present a rollforward by major security type for the three and nine months ended March 31, 2022 and March 31, 2021 of the reserve for credit losses on debt securities held at the period end (US$ millions):

(US$ in millions)	Three months ended March 31, 2022			Nine months ended March 31, 2022
	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$—	$3	$3	$—	$3	$3
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	5	3	8	5	3	8
Ending balance	$5	$6	$11	$5	$6	$11

(US$ in millions)	For the three months ended March 31, 2021			For the nine months ended March 31, 2021
	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$—	$—	$—	$—	$—	$—
Additions to the reserve for credit losses on securities for which credit losses were not previously recorded	—	—	—	—	1	1
Additional increases (decreases) to the reserve for credit losses on securities that had a reserve recorded in a previous period	1	—	1	1	(1)	—
Ending balance	$1	$—	$1	$1	$—	$1
Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $64 million at March 31, 2022 ($53 million – June 30, 2021).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three and nine months ended March 31, 2022 and March 31, 2021 comprises the following:

	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2022	2021	2022	2021
Unrealized gains (losses) on equity investments and associated derivatives [a]	$(68)	$290	$(305)	$1,544
Realized gains on equity investments and associated derivatives, net	17	93	566	256
Gains (losses) on equity investments and associated derivatives, net [b]	(51)	383	261	1,800
Dividends	34	15	127	167
Custody, fees and other	(1)	—	—	—
Total income from equity investments and associated derivatives	$(18)	$398	$388	$1,967
_________
a    Includes unrealized gains and losses related to equity securities still held at March 31, 2022 — net gains of $13 million and $239 million for the three and nine months ended March 31, 2022.
b    Includes losses of $75 million and gains of $77 million for the three and nine months ended March 31, 2022 (gains of $227 million and $1.2 billion for the three and nine months ended March 31, 2021) from equity investments for which IFC has elected a Fair Value Option.
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $5.1 billion as of March 31, 2022 ($5.0 billion – June 30, 2021). These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain.
As of March 31, 2022, the maximum unfunded commitments subject to capital calls for these funds are $1.7 billion ($1.5 billion – June 30, 2021). As of March 31, 2022, IFC invested $537 million ($570 million – June 30, 2021) as a limited partner in funds managed by AMC. Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below:

(US$ in millions)	Grants to IDA	Funding Mechanism for Technical Assistance and Advisory Services	Creating Markets Advisory Window	Performance-Based Grants Initiative	Small and Medium Enterprise Ventures	Total Designated Retained Earnings
At June 30, 2020	$213	$69	$135	$1	$15	$433
Year ended June 30, 2021
Designations of retained earnings	—	—	44	—	—	44
Expenditures against designated retained earnings	(213)	(27)	(28)	(1)	(1)	(270)
At June 30, 2021	$—	$42	$151	$—	$14	$207
Nine months ended March 31, 2022
Designations of retained earnings	—	72	89	—	—	161
Expenditures against designated retained earnings	—	(18)	(20)	—	(1)	(39)
At March 31, 2022	$—	$96	$220	$—	$13	$329
On August 5, 2021, the Board of Directors approved a designation of $89 million of IFC’s retained earnings for Creating Markets Advisory Window (CMAW) and a designation of $72 million of IFC's retained earnings for Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS). These designations were approved by the Board of Governors on October 14, 2021.
Accumulated other comprehensive loss
The components of accumulated other comprehensive loss at March 31, 2022 and June 30, 2021 are summarized as follows:

(US$ in millions)	March 31, 2022	June 30, 2021
Net unrealized losses on available-for-sale debt securities	$(185)	$(22)
Net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument-specific credit risk	232	150
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,226)	(1,246)
Total accumulated other comprehensive loss	$(1,179)	$(1,118)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2022 and March 31, 2021 comprise:

	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2022	2021	2022	2021
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized (losses) gains on loans under the Fair Value Option	$(17)	$(1)	$(33)	$81
Unrealized gains on derivatives associated with loans	205	160	259	213
Unrealized (losses) gains on debt securities under the Fair Value Option	(193)	163	(342)	277
Unrealized gains on derivatives associated with debt securities	73	51	91	78
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	68	373	(25)	649
Unrealized gains and losses on borrowings from market, IDA, and associated derivatives:
Unrealized gains on market borrowings accounted for at fair value	1,986	1,582	2,869	2,120
Unrealized losses on derivatives associated with market borrowings	(2,039)	(1,595)	(2,917)	(2,078)
Unrealized gains on borrowings from IDA accounted for at fair value	13	10	19	14
Total net unrealized (losses) gains on borrowings from market, IDA, and associated derivatives	(40)	(3)	(29)	56
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	$28	$370	$(54)	$705
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to movements in IFC's own credit risk spread, foreign currency exchange risk premiums and accrued interest balances. The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of cash flows on market borrowings. Changes in the fair value of borrowings resulting from changes in IFC’s own credit risk spread are recorded through other comprehensive income whereas changes in fair value due to other factors, and all fair value changes on hedging derivatives, are accounted through earnings.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815.
The fair value of derivative instrument assets and liabilities by risk type at March 31, 2022 and June 30, 2021 is summarized as follows:

(US$ in millions)	March 31, 2022	June 30, 2021
Condensed Consolidated Balance Sheet location
Derivative assets
Interest rate	$431	$765
Foreign exchange	550	382
Interest rate and currency	2,104	2,937
Equity	109	133
Credit and other	26	24
Total derivative assets	$3,220	$4,241
Derivative liabilities
Interest rate	$1,287	$768
Foreign exchange	142	133
Interest rate and currency	4,288	2,871
Equity	4	5
Credit and other	16	7
Total derivative liabilities	$5,737	$3,784

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)
The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and nine months ended March 31, 2022 and March 31, 2021 is summarized as follows:

(US$ in millions)		Three months ended March 31,		Nine months ended March 31,
Derivative risk category	Condensed Consolidated Statement of Operations location	2022	2021	2022	2021
Interest rate	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(7)	$(5)	$(20)	$(17)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(3)	(3)	(10)	(9)
	Income (Loss) from liquid asset trading activities	57	(8)	48	(48)
	Charges on borrowings	66	75	210	217
	Other income	6	1	12	9
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(719)	(456)	(952)	(558)
Foreign exchange	Income (loss) from liquid asset trading activities	320	680	1,050	(840)
	Foreign currency transaction gains (losses) on non-trading activities	—	(5)	5	(14)
	Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	3	(3)	3	—
Interest rate and currency	Loss from loans and guarantees, including realized gains and losses on loans and associated derivatives	(56)	(47)	(176)	(124)
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(18)	(18)	(50)	(53)
	Income from liquid asset trading activities	161	426	374	70
	Charges on borrowings	203	212	636	626
	Foreign currency transaction (losses) gains on non-trading activities	85	(431)	(837)	1,373
	Other income	—	2	1	2
	Net unrealized losses on non-trading financial instruments accounted for at fair value	(1,040)	(931)	(1,598)	(1,221)
Equity	Loss from equity investments and associated derivatives	(18)	(18)	(10)	(21)
	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	—	3	(12)	5
Other derivative contracts	Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(4)	4	(7)	(12)
	Total	$(964)	$(522)	$(1,333)	$(615)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At March 31, 2022, the outstanding volume, measured by US dollar equivalent notional, of interest rate contracts was $47.0 billion ($48.7 billion at June 30, 2021), foreign exchange contracts was $21.0 billion ($22.0 billion at June 30, 2021) and interest rate and currency contracts was $49.1 billion ($45.7 billion at June 30, 2021).
At March 31, 2022, there were 116 equity contracts related to IFC’s loan and equity investment portfolio and 24 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (141 equity risk and 24 other contracts at June 30, 2021).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of March 31, 2022 and June 30, 2021 reflect multiple factors such as interest rates, credit risk, foreign exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
Recognizing there is a heightened degree of uncertainty and judgment in incorporating the impact of COVID-19 and the war in Ukraine, IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio at March 31, 2022. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads at March 31, 2022.
All of IFC’s financial instruments in its liquid asset portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of complex or high risk projects, Debt and Equity portfolio performance and asset allocation.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The significant unobservable input used in the fair value measurement of certain IFC local currency borrowings is the IFC yield curve in each currency which defines the discount curve. Increases (decreases) in yield curve in isolation would have resulted in a lower (higher) fair value measurement. The portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of OCI.
The significant unobservable inputs used in the fair value measurement of interest rate swaps are yield curve points. Increases (decreases) in yield curve points in isolation would have resulted in a lower (higher) fair value measurement. The significant unobservable inputs used in the fair value measurement of currency swaps are yield curve points and exchange rates. Increases (decreases) in yield curve points and local exchange rates against US$ in isolation would have resulted in a lower (higher) fair value measurement.
The significant unobservable inputs used in the fair value measurement of debt securities and loans are discount rates, valuation multiples, credit default spreads and recovery rates. Increases (decreases) in discount rates, credit default spreads in isolation would have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of the valuation multiples and recovery rates in isolation would have resulted in a higher (lower) fair value measurement.
The significant unobservable inputs used in the fair value measurement of equity securities and equity related derivatives are cost of equity, growth rates, return on assets, perpetual growth rates, discounts for lack of marketability, weighted average cost of capital, EV/EBITDA, price to book value and other valuation multiples and volatilities. Increases (decreases) in any of cost of equity, weighted average cost of capital and discount for lack of marketability in isolation could have resulted in a lower (higher) fair value measurement. Increases (decreases) in any of growth rate, return on assets, perpetual growth rate, volatility, EV/EBITDA, price to book value and other multiples in isolation could have resulted in a higher (lower) fair value measurement.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The methodologies used and key assumptions made to estimate fair values as of March 31, 2022, and June 30, 2021, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of March 31, 2022 ($273 million) and as of June 30, 2021 ($271 million) were fair valued based on non-quantitative unobservable valuation inputs. The valuation techniques for these liquid assets are presented in the table below.

		March 31, 2022
(US$ in millions)	Valuation technique	Fair value
Asset-backed securities	Dealer indicative price	$45
Corporate debt securities	Dealer indicative price	228
Total		$273

		June 30, 2021
(US$ in millions)	Valuation technique	Fair value
Government obligations	Dealer indicative price	$271
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2022 and as of June 30, 2021 are presented below.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

March 31, 2022
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$23	Discount rate	11.6 -19.5	15.7
	Market comparables	43	Valuation multiples [a]
	Recent transactions	57
	Other techniques	75
Total preferred shares		198
Other debt securities	Discounted cash flows	5,241	Credit default swap spreads	0.4 - 8.6	3.1
			Expected recovery rates	0.0 - 75.0	43.0
	Recent transactions	557
	Other techniques	606
Total other debt securities		6,404
Total		$6,602
________
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

June 30, 2021
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$17	Discount rate	12.5 - 30.0	17.6
	Market comparables	117	Valuation multiples [a]
	Listed price (adjusted)	221	Discount for lack of marketability (%)	*	31.0
	Recent transactions	79
	Other techniques	49
Total preferred shares		483
Other debt securities	Discounted cash flows	4,258	Credit default swap spreads	0.5 - 7.1	2.1
			Expected recovery rates	35.0 - 50.0	43.3
	Recent transactions	1,431
	Other techniques	501
Total other debt securities		6,190
Total		$6,673
________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/book value ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of March 31, 2022, IFC had bond issuances with a total fair value of $211 million classified as level 3 in Georgian lari, Kazakhstan tenge, Uruguayan peso and Uzbek sum where the significant unobservable inputs were yield curve data. As of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
March 31, 2022, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 7.2% and the effective interest rate on short-term borrowings carried at amortized cost was 0.1%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2022 and June 30, 2021 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

(US$ in millions)		March 31, 2022
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$2	Volatilities	28.1 - 42.7	42.7
	Variable strike price options	103	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	21	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(32)	Yield curve points, exchange rates
Total		$94
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

(US$ in millions)		June 30, 2021
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$40	Volatilities	28.1 - 36.4	36.1
	Variable strike price options	88	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	26	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(10)	Yield curve points, exchange rates
Total		$144
_________
a    In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of March 31, 2022 and June 30, 2021 are presented below.

(US$ in millions)		March 31, 2022
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$582	Cost of equity (%)	8.1 - 24.5	11.4
Institutions			Asset growth rate (%)	(36.2) - 74.1	9.3
			Return on assets (%)	(7.7) - 7.1	1.7
			Perpetual growth rate (%)	2.8 - 13.0	5.0
	Market comparables	135	Price to book value	0.3 - 1.7	1.5
			EV/Sales	1.9 - 9.4	6.5
			Other valuation multiples [a]
	Listed price (adjusted)	255	Discount for lack of marketability (%)	*	35.0
	Recent transactions	604
	Other techniques	252
	Associated options [b]	13
Total banking and other financial institutions		1,841
Funds	Recent transactions	38
	Other techniques	13
Total funds		51
Others	Discounted cash flows	1,317	Weighted average cost of capital (%)	4.5 - 26.5	9.9
			Cost of equity (%)	8.5 - 33.8	12.5
	Market comparables	243	EV/EBITDA	3.7 - 18.0	12.9
			Price to book value	0.6 - 1.9	1.6
			Other valuation multiples [a]
	Recent transactions	861
	Other techniques	84
	Associated options [b]	73
Total others		2,578
Total		$4,470
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

(US$ in millions)		June 30, 2021
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$607	Cost of equity (%)	8.9 - 22.8	12.2
Institutions			Asset growth rate (%)	(15.6) - 32.2	2.8
			Return on assets (%)	(7.7) - 7.1	1.2
			Perpetual growth rate (%)	2.4 - 13.0	4.8
	Market comparables	169	Price to book value	0.3 - 1.7	1.5
			EV/Sales	2.5 - 13.4	10.3
			Other valuation multiples [a]
	Listed price (adjusted)	271	Discount for lack of marketability (%)	*	35.0
	Recent transactions	334
	Other techniques	266
	Associated options [b]	16
Total banking and other financial institutions		1,663
Funds	Recent transactions	10
	Other techniques	6
Total funds		16
Others	Discounted cash flows	1,456	Weighted average cost of capital (%)	5.5 - 21.9	10.3
			Cost of equity (%)	9.6 - 25.2	12.8
	Market comparables	486	EV/EBITDA	4.6 - 23.0	12.7
			Price to book value	0.6 - 2.2	1.6
			Other valuation multiples [a]
	Recent transactions	712
	Other techniques	259
	Associated options [b]	76
Total others		2,989
Total		$4,668
_________
*    No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
a    Includes price/earnings ratio, price/sales ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
b    Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

INTERNATIONAL FINANCE CORPORATION	Page 68

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at March 31, 2022 and June 30, 2021 are summarized below:

	March 31, 2022			June 30, 2021
(US$ in millions)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$49,768		$49,768	$51,448		$51,448
Investments:
Loans at amortized cost, net of reserve against losses	25,004		26,125	24,314		26,297
Loans accounted for at fair value under the Fair Value Option	1,347		1,347	1,330		1,330
Total loans	26,351		27,472	25,644		27,627
Equity investments accounted for at fair value	11,567	[a]	11,566	12,027	[a]	12,024
Debt securities accounted for at fair value as available-for-sale	2,409		2,409	2,984		2,984
Debt securities accounted for at fair value under the Fair Value Option	4,608		4,608	4,336		4,336
Total debt securities	7,017		7,017	7,320		7,320
Total investments	44,935		46,055	44,991		46,971
Derivative assets:
Borrowings-related	532		532	1,947		1,947
Liquid asset portfolio-related and other	899		899	427		427
Investment-related	1,499		1,499	1,394		1,394
Client risk management-related	290		290	473		473
Total derivative assets	3,220		3,220	4,241		4,241
Other investment-related financial assets	—		6	—		7
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$6,407		$6,407	$8,668		$8,668
Market, IBRD, IDA and other borrowings outstanding	52,570		52,569	55,699		55,732
Derivative liabilities:
Borrowings-related	4,954		4,954	2,512		2,512
Liquid asset portfolio-related and other	152		152	262		262
Investment-related	351		351	458		458
Client risk management-related	280		280	552		552
Total derivative liabilities	5,737		5,737	3,784		3,784
_________
a    For $1 million as of March 31, 2022 ($3 million – June 30, 2021) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $35 million at March 31, 2022 ($41 million – June 30, 2021). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION	Page 69

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of March 31, 2022 and June 30, 2021, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

	March 31, 2022
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$4,838	$—	$4,838
Trading securities:
Asset-backed securities	—	3,358	45	3,403
Corporate debt securities [b]	—	4,764	228	4,992
Government obligations	16,211	10,405	—	26,616
Total trading securities	16,211	18,527	273	35,011
Loans	—	—	1,330	1,330
Loans measured at net asset value C				17
Total Loans (outstanding principal balance $1,430)	—	—	1,330	1,347
Equity investments:
Banking and other financial institutions	843	72	1,841	2,756
Funds	4	21	51	76
Others	866	218	2,579	3,663
Equity investments measured at net asset value [c]				5,071
Total equity investments	1,713	311	4,471	11,566
Debt securities:
Corporate debt securities	—	1,142	4,311	5,453
Preferred shares	—	—	198	198
Asset-backed securities	—	56	763	819
Debt securities measured at net asset value [c]				547
Total debt securities	—	1,198	5,272	7,017
Derivative assets:
Interest rate	—	431	—	431
Foreign exchange	—	550	—	550
Interest rate and currency	—	2,083	21	2,104
Equity and other	—	—	109	109
Credit and Other derivative contracts	—	26	—	26
Total derivative assets	—	3,090	130	3,220
Total assets at fair value	$17,924	$27,964	$11,476	$62,999
Borrowings:
Structured bonds	$—	$5,487	$—	$5,487
Unstructured bonds	—	43,948	211	44,159
Total borrowings (outstanding principal balance $55,337) [d]	—	49,435	211	49,646
Derivative liabilities:
Interest rate	—	1,287	—	1,287
Foreign exchange	—	142	—	142
Interest rate and currency	—	4,256	32	4,288
Equity and other	—	—	4	4
Credit and Other derivative contracts	—	16	—	16
Total derivative liabilities	—	5,701	36	5,737
Total liabilities at fair value	$—	$55,136	$247	$55,383

_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4.8 billion, with a fair value of $1.7 billion as of March 31, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 70

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2021
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$4,005	$—	$4,005
Trading securities:
Asset-backed securities	—	4,257	—	4,257
Corporate debt securities [b]	—	5,236	—	5,236
Government obligations	14,426	9,266	271	23,963
Total trading securities	14,426	18,759	271	33,456
Loans	—	—	1,313	1,313
Loans measured at net asset value [c]				17
Total Loans (outstanding principal balance $1,380)	—	—	1,313	1,330
Equity investments:
Banking and other financial institutions	1,034	114	1,663	2,811
Funds	49	—	16	65
Others	894	272	2,989	4,155
Equity investments measured at net asset value [c]				4,993
Total equity investments	1,977	386	4,668	12,024
Debt securities:
Corporate debt securities	—	1,348	3,985	5,333
Preferred shares	—	—	483	483
Asset-backed securities	—	60	892	952
Debt securities measured at net asset value [c]				552
Total debt securities	—	1,408	5,360	7,320
Derivative assets:
Interest rate	—	765	—	765
Foreign exchange	—	382	—	382
Interest rate and currency	—	2,911	26	2,937
Equity and other	—	—	133	133
Credit and Other derivative contracts	—	24	—	24
Total derivative assets	—	4,082	159	4,241
Total assets at fair value	$16,403	$28,640	$11,771	$62,376
Borrowings:
Structured bonds	$—	$6,238	$—	$6,238
Unstructured bonds	—	46,034	90	46,124
Total borrowings (outstanding principal balance $55,536) [d]	—	52,272	90	52,362
Derivative liabilities:
Interest rate	—	768	—	768
Foreign exchange	—	133	—	133
Interest rate and currency	—	2,861	10	2,871
Equity and other	—	—	5	5
Credit and Other derivative contracts	—	7	—	7
Total derivative liabilities	—	3,769	15	3,784
Total liabilities at fair value	$—	$56,041	$105	$56,146
_________
a    Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b    Includes securities priced at par plus accrued interest, which approximates fair value.
c    In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet
d    Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.5 billion, with a fair value of $2.0 billion as of June 30, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 71

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2022 and March 31, 2021.

	For the three months ended March 31, 2022
(US$ in millions)	Balance as of January 1, 2022	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2022	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/ losses included in other comprehensive income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$1	$—	$44	$—	$—	$45	$—	$—
Corporate debt securities	236	(8)	—	—	—	—	228	(6)	—
Government and agency obligations	136	(1)	—	(51)	—	(84)	—	—	—
Total trading securities	372	(8)	—	(7)	—	(84)	273	(6)	—
Loans	1,370	(23)	—	(17)	—	—	1,330	(23)	—
Equity investments:
Banking and other financial institutions	1,690	179	—	(28)	—	—	1,841	170	—
Funds	50	(5)	—	6	—	—	51	(5)	—
Others	2,576	(22)	—	25	—	—	2,579	(30)	—
Total equity investments	4,316	152	—	3	—	—	4,471	135	—
Debt securities:
Corporate debt securities	4,187	(60)	(10)	5	220	(31)	4,311	(67)	(18)
Preferred shares	326	15	(25)	(118)	—	—	198	6	(12)
Asset-backed securities	825	(5)	(8)	(49)	—	—	763	(7)	(9)
Total debt securities	5,338	(50)	(43)	(162)	220	(31)	5,272	(68)	(39)
Derivative assets:
Interest rate and currency	19	5	—	2	—	(5)	21	10	—
Equity and other	131	(22)	—	—	—	—	109	(22)	—
Total derivative assets	150	(17)	—	2	—	(5)	130	(12)	—
Total assets at fair value	$11,546	$54	$(43)	$(181)	$220	$(120)	$11,476	$26	$(39)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(220)	16	—	(68)	—	61	(211)	16	—
Total borrowings	(220)	16	—	(68)	—	61	(211)	16	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(15)	(14)	—	(9)	—	6	(32)	(25)	—
Equity and other	(7)	3	—	—	—	—	(4)	3	—
Total derivative liabilities	(22)	(11)	—	(9)	—	6	(36)	(22)	—
Total liabilities at fair value	$(242)	$5	$—	$(77)	$—	$67	$(247)	$(6)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2022.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2022 beginning balance as of March 31, 2022.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2022
(US$ in millions)	Balance as of July 1 2021	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2022	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/losses included in other comprehensive income related to assets /liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$1	$—	$44	$—	$—	$45	$—	$—
Corporate debt securities	—	(12)	—	240	—	—	228	(10)	—
Government and agency obligations	271	(2)	—	(35)	—	(234)	—	—	—
Total trading securities	271	(13)	—	249	—	(234)	273	(10)	—
Loans	1,313	(49)	—	66	—	—	1,330	(50)	—
Equity investments:
Banking and other financial institutions	1,663	199	—	(21)	—	—	1,841	128	—
Funds	16	(6)	—	41	—	—	51	(8)	—
Others	2,989	82	—	(151)	—	(341)	2,579	41	—
Total equity investments	4,668	275	—	(131)	—	(341)	4,471	161	—
Debt securities:
Corporate debt securities	3,985	(135)	(89)	173	761	(384)	4,311	(107)	(117)
Preferred shares	483	(92)	(12)	(181)	—	—	198	25	15
Asset-backed securities	892	(37)	(27)	(65)	—	—	763	(34)	(34)
Total debt securities	5,360	(264)	(128)	(73)	761	(384)	5,272	(116)	(136)
Derivative assets:
Interest rate and currency	26	4	—	5	—	(14)	21	12	—
Equity and other	133	(24)	—	—	—	—	109	(24)	—
Total derivative assets	159	(20)	—	5	—	(14)	130	(12)	—
Total assets at fair value	$11,771	$(71)	$(128)	$116	$761	$(973)	$11,476	$(27)	$(136)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(90)	19	—	(209)	(44)	113	(211)	19	—
Total borrowings	(90)	19	—	(209)	(44)	113	(211)	19	—
Derivative liabilities:
Interest rate and currency	(10)	(15)	—	(14)	—	7	(32)	(28)	—
Equity and other	(5)	1	—	—	—	—	(4)	1	—
Total derivative liabilities	(15)	(14)	—	(14)	—	7	(36)	(27)	—
Total liabilities at fair value	$(105)	$5	$—	$(223)	$(44)	$120	$(247)	$(8)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2022.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2021 beginning balance as of March 31, 2022.

INTERNATIONAL FINANCE CORPORATION	Page 73

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended March 31, 2021
(US$ in millions)	Balance as of January 1, 2021	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2021	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/ losses included in other comprehensive income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—	$—
Corporate debt securities	—	(2)	—	282	—	—	280	(2)	—
Government and agency obligations	—	(1)	—	50	—	—	49	(1)	—
Total trading securities	—	(3)	—	332	—	—	329	(3)	—
Loans	1,179	(15)	—	109	—	—	1,273	(14)	—
Equity investments:
Banking and other financial institutions	1,649	(28)	—	2	—	(4)	1,619	(37)	—
Funds	26	—	—	22	—	—	48	—	—
Others	2,806	20	—	(150)	7	(37)	2,646	6	—
Total equity investments	4,481	(8)	—	(126)	7	(41)	4,313	(31)	—
Debt securities:
Corporate debt securities	3,622	(33)	(37)	88	526	(95)	4,071	(13)	(53)
Preferred shares	405	190	(3)	(27)	—	—	565	183	(1)
Asset-backed securities	949	(6)	(18)	(49)	—	—	876	(5)	(20)
Total debt securities	4,976	151	(58)	12	526	(95)	5,512	165	(74)
Derivative assets:
Interest rate and currency	30	(6)	—	1	—	—	25	—	—
Equity and other	154	(15)	—	(2)	—	—	137	(17)	—
Total derivative assets	184	(21)	—	(1)	—	—	162	(17)	—
Total assets at fair value	$10,820	$104	$(58)	$326	$533	$(136)	$11,589	$100	$(74)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(56)	1	—	(37)	—	19	(73)	1	—
Total borrowings	(56)	1	—	(37)	—	19	(73)	1	—
Derivative liabilities:
Interest rate and currency	(18)	4	—	(1)	—	4	(11)	(1)	—
Equity and other	(6)	2	—	(1)	—	—	(5)	2	—
Total derivative liabilities	(24)	6	—	(2)	—	4	(16)	1	—
Total liabilities at fair value	$(80)	$7	$—	$(39)	$—	$23	$(89)	$2	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2021 beginning balance as of March 31, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 74

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2021
(US$ in millions)	Balance as of July 1, 2020	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2021	Net unrealized gains/losses included in net income related to assets / liabilities held at period end	Net unrealized gains/losses included in other comprehensive income related to assets /liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$20	$2	$—	$87	$—	$(109)	$—	$—	$—
Corporate debt securities	—	(2)	—	282	—	—	280	(2)	—
Government and agency obligations	—	1	—	109	42	(103)	49	(1)	—
Total trading securities	20	1	—	478	42	(212)	329	(3)	—
Loans	942	94	—	237	—	—	1,273	94	—
Equity investments:
Banking and other financial institutions	1,765	191	—	(305)	6	(38)	1,619	248	—
Funds	115	(6)	—	(61)	—	—	48	(2)	—
Others	2,620	247	—	(146)	8	(83)	2,646	135	—
Total equity investments	4,500	432	—	(512)	14	(121)	4,313	381	—
Debt securities:
Corporate debt securities	3,648	68	92	168	943	(848)	4,071	115	58
Preferred shares	390	215	4	(44)	—	—	565	191	12
Asset-backed securities	930	21	(18)	(57)	—	—	876	15	(28)
Total debt securities	4,968	304	78	67	943	(848)	5,512	321	42
Derivative assets:
Interest rate and currency	41	(16)	—	1	—	(1)	25	9	—
Equity and other	153	(16)	—	—	—	—	137	(16)	—
Total derivative assets	194	(32)	—	1	—	(1)	162	(7)	—
Total assets at fair value	$10,624	$799	$78	$271	$999	$(1,182)	$11,589	$786	$42
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(152)	2	—	(37)	—	114	(73)	2	—
Total borrowings	(152)	2	—	(37)	—	114	(73)	2	—
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(38)	3	—	(4)	—	28	(11)	(8)	—
Equity and other	(4)	—	—	(1)	—	—	(5)	—	—
Total derivative liabilities	(42)	3	—	(5)	—	28	(16)	(8)	—
Total liabilities at fair value	$(194)	$5	$—	$(42)	$—	$142	$(89)	$(6)	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2021.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2020 beginning balance as of March 31, 2021.

INTERNATIONAL FINANCE CORPORATION	Page 75

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2022 and 2021.

	For the three months ended March 31, 2022
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$44	$—	$—	$—	$44
Government and agency obligations	—	—	—	(51)	(51)
Total trading securities	44	—	—	(51)	(7)
Loans	—	—	13	(30)	(17)
Equity investments:
Banking and other financial institutions	16	(44)	—	—	(28)
Funds	11	—	—	(5)	6
Others	88	(13)	—	(50)	25
Total equity investments	115	(57)	—	(55)	3
Debt securities:
Corporate debt securities	103	—	—	(98)	5
Preferred shares	—	(112)	—	(6)	(118)
Asset-backed securities	—	—	—	(49)	(49)
Total debt securities	103	(112)	—	(153)	(162)
Derivative assets:
Interest rate and currency	—	—	2	—	2
Equity and other	—	—	—	—	—
Total derivative assets	—	—	2	—	2
Total assets at fair value	$262	$(169)	$15	$(289)	$(181)
Borrowings:
Unstructured Bonds	—	—	(68)	—	(68)
Total Borrowings	—	—	(68)	—	(68)
Derivative liabilities:
Interest rate and currency	—	—	(9)	—	(9)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(9)	—	(9)
Total liabilities at fair value	$—	$—	$(77)	$—	$(77)

INTERNATIONAL FINANCE CORPORATION	Page 76

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2022
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$44	$—	$—	$—	$44
Corporate debt securities	240	—	—	—	240
Government and agency obligations	59	—	—	(94)	(35)
Total trading securities	343	—	—	(94)	249
Loans	—	—	166	(100)	66
Equity investments:
Banking and other financial institutions	98	(114)	—	(5)	(21)
Funds	95	(3)	—	(51)	41
Others	352	(337)	—	(166)	(151)
Total equity investments	545	(454)	—	(222)	(131)
Debt securities:
Corporate debt securities	595	—	—	(422)	173
Preferred shares	—	(124)	—	(57)	(181)
Asset-backed securities	22	—	—	(87)	(65)
Total debt securities	617	(124)	—	(566)	(73)
Derivative assets:
Interest rate and currency	—	—	4	1	5
Equity and other	—	—	—	—	—
Total derivative assets	—	—	4	1	5
Total assets at fair value	$1,505	$(578)	$170	$(981)	$116
Borrowings:
Unstructured Bonds	—	—	(209)	—	(209)
Total Borrowings	—	—	(209)	—	(209)
Derivative liabilities:
Interest rate and currency	—	—	(15)	1	(14)
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	(15)	1	(14)
Total liabilities at fair value	$—	$—	$(224)	$1	$(223)

INTERNATIONAL FINANCE CORPORATION	Page 77

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the three months ended March 31, 2021
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Corporate debt securities	$282	$—	$—	$—	$282
Government and agency obligations	50	—	—	—	50
Total trading securities	332	—	—	—	332
Loans	—	—	130	(21)	109
Equity investments:
Banking and other financial institutions	26	(24)	—	—	2
Funds	17	(1)	—	6	22
Others	25	(154)	—	(21)	(150)
Total equity investments	68	(179)	—	(15)	(126)
Debt securities:
Corporate debt securities	296	(44)	—	(164)	88
Preferred shares	9	(57)	—	21	(27)
Asset-backed securities	3	—	—	(52)	(49)
Total debt securities	308	(101)	—	(195)	12
Derivative assets:
Interest rate and currency	—	—	—	1	1
Equity and other	—	—	—	(2)	(2)
Total derivative assets	—	—	—	(1)	(1)
Total assets at fair value	$708	$(280)	$130	$(232)	$326
Borrowings:
Unstructured Bonds	—	—	(37)	—	(37)
Total Borrowings	—	—	(37)	—	(37)
Derivative liabilities:
Interest rate and currency	—	—	(2)	1	(1)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(2)	—	(2)
Total liabilities at fair value	$—	$—	$(39)	$—	$(39)

INTERNATIONAL FINANCE CORPORATION	Page 78

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – FAIR VALUE MEASUREMENTS (continued)

	For the nine months ended March 31, 2021
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net

Trading securities:
Asset-backed securities	$109	$(17)	$—	$(5)	$87
Corporate debt securities	282	—	—	—	282
Government and agency obligations	109	—	—	—	109
Total trading securities	500	(17)	—	(5)	478
Loans	—	(14)	329	(78)	237
Equity investments:
Banking and other financial institutions	55	(363)	—	3	(305)
Funds	83	(1)	—	(143)	(61)
Others	136	(237)	—	(45)	(146)
Total equity investments	274	(601)	—	(185)	(512)
Debt securities:
Corporate debt securities	661	(132)	—	(361)	168
Preferred shares	21	(77)	—	12	(44)
Asset-backed securities	75	—	—	(132)	(57)
Total debt securities	757	(209)	—	(481)	67
Derivative assets:
Interest rate and currency	—	—	2	(1)	1
Total derivative assets	—	—	2	(1)	1
Total assets at fair value	$1,531	$(841)	$331	$(750)	$271
Borrowings:
Unstructured Bonds	—	—	(37)	—	(37)
Total Borrowings	—	—	(37)	—	(37)
Derivative liabilities:
Interest rate and currency	—	—	(3)	(1)	(4)
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	(3)	(2)	(5)
Total liabilities at fair value	$—	$—	$(40)	$(2)	$(42)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, income from loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 79

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes D, C, and N, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and nine months ended March 31, 2022 and March 31, 2021, is provided below:

	For the three months ended March 31, 2022
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$255	$—	$—	$255
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(107)	—	—	(107)
Loss from equity investments and associated derivatives	(18)	—	—	(18)
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	165	—	—	165
Release of provision for losses on available-for-sale debt securities	(8)	—	—	(8)
Loss from liquid asset trading activities	—	(367)	—	(367)
Charges on borrowings	(40)	(20)	—	(60)
Advisory services income	—	—	65	65
Service fees and other income	23	—	—	23
Administrative expenses	(301)	(14)	(33)	(348)
Advisory services expenses	—	—	(67)	(67)
Other, net	17	1	4	22
Foreign currency transaction gains and losses on non-trading activities	(21)	—	—	(21)
Loss before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(35)	(400)	(31)	(466)
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	68	(40)	—	28
Net income (loss)	$33	$(440)	$(31)	$(438)

INTERNATIONAL FINANCE CORPORATION	Page 80

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the nine months ended March 31, 2022
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$806	$—	$—	$806
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(69)	—	—	(69)
Income from equity investments and associated derivatives	388	—	—	388
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	310	—	—	310
Release of provision for losses on available-for-sale debt securities	(8)	—	—	(8)
Loss from liquid asset trading activities	—	(373)	—	(373)
Charges on borrowings	(109)	(40)	—	(149)
Advisory services income	—	—	163	163
Service fees and other income	159	—	—	159
Administrative expenses	(935)	(36)	(96)	(1,067)
Advisory services expenses	—	—	(192)	(192)
Other, net	43	3	12	58
Foreign currency transaction gains and losses on non-trading activities	53	—	—	53
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	638	(446)	(113)	79
Net unrealized losses on non-trading financial instruments accounted for at fair value	(25)	(29)	—	(54)
Net income (loss)	$613	$(475)	$(113)	$25

	Three months ended March 31, 2021
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$257	$—	$—	$257
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	33	—	—	33
Income from equity investments and associated derivatives	398	—	—	398
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	121	—	—	121
Income from liquid asset trading activities	—	78	—	78
Charges on borrowings	(47)	(22)	—	(69)
Advisory services income	—	—	58	58
Service fees and other income	69	—	—	69
Administrative expenses	(273)	(11)	(34)	(318)
Advisory services expenses	—	—	(64)	(64)
Other, net	(10)	—	(4)	(14)
Foreign currency transaction gains and losses on non-trading activities	(9)	—	—	(9)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	539	45	(44)	540
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	373	(3)	—	370
Net income (loss)	$912	$42	$(44)	$910

INTERNATIONAL FINANCE CORPORATION	Page 81

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – SEGMENT REPORTING (continued)

	For the nine months ended March 31, 2021
(US$ in millions)	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$845	$—	$—	$845
Release of provision for losses on loans, off-balance sheet credit exposures and other receivables	190	—	—	190
Income from equity investments and associated derivatives	1,967	—	—	1,967
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	257	—	—	257
Income from liquid asset trading activities	—	283	—	283
Charges on borrowings	(179)	(90)	—	(269)
Advisory services income	—	—	165	165
Service fees and other income	248	—	—	248
Administrative expenses	(858)	(32)	(99)	(989)
Advisory services expenses	—	—	(184)	(184)
Other, net	(30)	(2)	(10)	(42)
Foreign currency transaction gains and losses on non-trading activities	(134)	—	—	(134)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value	2,306	159	(128)	2,337
Net unrealized gains on non-trading financial instruments accounted for at fair value	649	56	—	705
Net income (loss)	$2,955	$215	$(128)	$3,042
.
NOTE M – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 224 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2022 (216 investments – June 30, 2021).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $27.7 billion at March 31, 2022 ($30.2 billion – June 30, 2021). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5.2 billion at March 31, 2022 ($5.5 billion – June 30, 2021).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $116 million are included in "Receivables and other assets" on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 82

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)
The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at March 31, 2022 and June 30, 2021 is as follows:

	March 31, 2022
(US$ in millions)	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Africa
Manufacturing, agribusiness and services	$125	$18	$—	$—	$—	$143
Financial markets	51	1	19	—	—	71
Infrastructure and natural resources	679	185	—	—	63	927
Disruptive technologies and funds	—	205	—	—	—	205
Total Africa	855	409	19	—	63	1,346
Asia and Pacific
Manufacturing, agribusiness and services	62	54	163	—	—	279
Financial markets	75	107	18	—	—	200
Infrastructure and natural resources	167	81	58	—	12	318
Disruptive technologies and funds	5	428	—	—	—	433
Total Asia and Pacific	309	670	239	—	12	1,230
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	106	55	20	—	—	181
Financial markets	141	162	178	—	—	481
Infrastructure and natural resources	232	152	10	—	10	404
Disruptive technologies and funds	—	299	—	—	—	299
Total Latin America and the Caribbean, and Europe	479	668	208	—	10	1,365
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	16	25	79	—	—	120
Financial markets	—	—	143	68	—	211
Infrastructure and natural resources	334	13	3	—	16	366
Disruptive technologies and funds	—	90	—	—	—	90
Total Middle East, Central Asia and Turkey	350	128	225	68	16	787
Other
Financial markets	71	108	227	—	6	412
Infrastructure and natural resources	—	8	—	—	—	8
Disruptive technologies and funds	—	46	—	—	—	46
Total Other	71	162	227	—	6	466
Maximum exposure to VIEs	$2,064	$2,037	$918	$68	$107	$5,194
of which:
Carrying value	$1,728	$1,316	$836	$68	$61	$4,009
Committed but not disbursed	$336	$721	$82	$—	$46	$1,185

INTERNATIONAL FINANCE CORPORATION	Page 83

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2021
(US$ in millions)	Loans	Equity investments	Debt securities	Risk management	Total
Africa
Manufacturing, agribusiness and services	$70	$19	$—	$—	$89
Financial markets	60	1	26	—	87
Infrastructure and natural resources	937	220	—	166	1,323
Disruptive technologies and funds	—	159	—	—	159
Total Africa	1,067	399	26	166	1,658
Asia and Pacific
Manufacturing, agribusiness and services	80	51	151	—	282
Financial markets	81	105	36	—	222
Infrastructure and natural resources	190	80	11	22	303
Disruptive technologies and funds	6	301	—	—	307
Total Asia and Pacific	357	537	198	22	1,114
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	18	49	—	—	67
Financial markets	228	136	204	—	568
Infrastructure and natural resources	349	31	31	20	431
Disruptive technologies and funds	—	241	—	—	241
Total Latin America and the Caribbean, and Europe	595	457	235	20	1,307
Middle East, Central Asia and Turkey
Manufacturing, agribusiness and services	30	49	100	—	179
Financial markets	—	—	150	—	150
Infrastructure and natural resources	376	11	4	40	431
Disruptive technologies and funds	—	58	—	—	58
Total Middle East, Central Asia and Turkey	406	118	254	40	818
Other
Financial markets	86	97	250	6	439
Infrastructure and natural resources	76	10	—	—	86
Disruptive technologies and funds	—	48	—	—	48
Total Other	162	155	250	6	573
Maximum exposure to VIEs	$2,587	$1,666	$963	$254	$5,470
of which:
Carrying value	$2,028	$1,111	$885	$202	$4,226
Committed but not disbursed	$559	$555	$78	$52	$1,244

INTERNATIONAL FINANCE CORPORATION	Page 84

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – ADVISORY SERVICES
IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on private sector enabling environment and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of March 31, 2022, other assets include undisbursed donor funds of $659 million ($599 million – June 30, 2021) and IFC’s advisory services funding of $282 million ($307 million – June 30, 2021). Included in other liabilities as of March 31, 2022 is $659 million ($599 million – June 30, 2021) of refundable undisbursed donor funds.
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2022 and March 31, 2021. For the three and nine months ended March 31, 2022 and March 31, 2021, the service cost of $85 million and $254 million ($75 million and $225 million) are included in “Administrative expenses” respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other” in the condensed consolidated statement of operations.

	For the three months ended
	March 31, 2022				March 31, 2021
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$60	$14	$11	$85	$53	$12	$10	$75
Other components:
Interest cost	41	7	6	54	37	6	5	48
Expected return on plan assets	(68)	(13)	—	(81)	(51)	(9)	—	(60)
Amortization of unrecognized prior service cost	1	—	—	1	1	—	—	1
Amortization of unrecognized net actuarial losses	—	—	6	6	19	1	5	25
Sub total	(26)	(6)	12	(20)	6	(2)	10	14
Net periodic pension cost	$34	$8	$23	$65	$59	$10	$20	$89
    .

INTERNATIONAL FINANCE CORPORATION	Page 85

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	For the nine months ended
	March 31, 2022				March 31, 2021
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost
Service cost	$179	$42	$33	$254	$158	$36	$31	$225
Other components:
Interest cost	125	21	18	164	110	18	15	143
Expected return on plan assets	(203)	(39)	—	(242)	(152)	(27)	—	(179)
Amortization of unrecognized prior service cost	1	2	1	4	1	2	1	4
Amortization of unrecognized net actuarial losses	—	—	16	16	57	2	15	74
Sub total	(77)	(16)	35	(58)	16	(5)	31	42
Net periodic pension cost	$102	$26	$68	$196	$174	$31	$62	$267

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL
IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $312 million and derivative liabilities of $142 million as of March 31, 2022, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

(US$ in millions)	March 31, 2022
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,686	[a]	$2,611	$296	[c]	$779
Resale agreements	1,974		1,974	—		—
Total assets	$5,660		$4,585	$296		$779

(US$ in millions)	March 31, 2022
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$5,993	[b]	$2,611	$2,732	$650
Repurchase and securities lending agreements	6,061		6,060	—	1
Total liabilities	$12,054		$8,671	$2,732	$651

INTERNATIONAL FINANCE CORPORATION	Page 86

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

(US$ in millions)	June 30, 2021
Assets	Gross amount of assets presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$4,703	[a]	$2,713	$992	[c]	$998
Total assets	$4,703		$2,713	$992		$998

(US$ in millions)	June 30, 2021
Liabilities	Gross amount of liabilities presented in the condensed consolidated balance sheet		Gross amounts not offset in the condensed consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$3,959	[b]	$2,713	$916	$330
Repurchase and securities lending agreements	7,605		7,604	—	1
Total liabilities	$11,564		$10,317	$916	$331
_________
a    Includes accrued income of $466 million and $462 million as of March 31, 2022 and June 30, 2021 respectively.
b    Includes accrued charges of $256 million and $175 million as of March 31, 2022 and June 30, 2021 respectively.
c    Includes cash collateral of $295 million and $972 million as of March 31, 2022 and June 30, 2021 respectively. The remaining amounts of collateral received consist of off-balance-sheet U.S. Treasury securities reported in the above table at fair value.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of March 31, 2022, $2.9 billion of cash collateral was posted under CSAs ($965 million June 30, 2021). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2022, IFC had $346 million ($1.1 billion at June 30, 2021) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of March 31, 2022, all of which may be rehypothecated was $1 million ($21 million – June 30, 2021). As of March 31, 2022, $0 of such collateral was rehypothecated under securities lending agreements ($0 – June 30, 2021).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At March 31, 2022 and June 30, 2021 , no trading securities were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2.2 billion at March 31, 2022 ($2.6 billion – June 30, 2021).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $34 million at March 31, 2022 ($30 million at June 30, 2021). At March 31, 2022, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $18 million would be required to be posted against net liability positions with counterparties at March 31, 2022 ($27 million at June 30, 2021).

INTERNATIONAL FINANCE CORPORATION	Page 87

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of March 31, 2022, was $1,974 million ($0 – June 30, 2021).
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of March 31, 2022 and June 30, 2021:

	Remaining Contractual Maturity of the Agreements – March 31, 2022
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$2,269	$2,378	$1,414	$6,061
Total Repurchase agreements [a]	$—	$2,269	$2,378	$1,414	$6,061
_________
a    Includes accrued interest.

	Remaining Contractual Maturity of the Agreements – June 30, 2021
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$3,156	$2,863	$1,586	$7,605
Total Repurchase agreements [a]	$—	$3,156	$2,863	$1,586	$7,605
_________
a    Includes accrued interest.
As of both March 31, 2022 and June 30, 2021, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.
NOTE Q – CONTINGENCIES
Due to the ongoing COVID-19 pandemic and the war in Ukraine, IFC faces additional credit, market and operational risks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IFC in future periods cannot be reasonably estimated at this point in time and continue to evolve. IFC continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of March 31, 2022, and the related condensed consolidated statements of operations and comprehensive income (loss) for the three-month and nine-month periods ended March 31, 2022 and 2021, and changes in capital and cash flows for the nine-month periods ended March 31, 2022 and 2021, and related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2021
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2021, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2021. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2021, is consistent, in all material respects, with the audited financial statements from which it has been derived.

May 13, 2022

INTERNATIONAL FINANCE CORPORATION	Page 89

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_04XXXXX	AUD	50,000,000	37,300,000	4.25	15-Jul-21
22_06XXXXX	AUD	300,000,000	219,570,000	0.75	20-Jul-21
22_13XXXXX	AUD	350,000,000	257,985,000	1.45	30-Jul-21
22_14XXXXX	AUD	300,000,000	222,180,000	4.25	05-Aug-21
22_24XXXXX	AUD	200,000,000	146,840,000	4.25	01-Sep-21
22_31XXXXX	AUD	50,000,000	36,985,000	3.20	10-Sep-21
22_34XXXXX	AUD	25,000,000	18,331,250	1.25	14-Sep-21
	Sum Of Notional	1,275,000,000	939,191,250
22_18XXXXX	AZN	60,000,000	35,314,891	6.00	31-Aug-21
	Sum Of Notional	60,000,000	35,314,891
22_03XXXXX	BRL	55,000,000	10,651,174	8.27	14-Jul-21
22_26XXXXX	BRL	50,000,000	9,640,598	6.75	02-Sep-21
22_30XXXXX	BRL	18,000,000	3,382,028	—	09-Sep-21
	Sum Of Notional	123,000,000	23,673,800
22_01XXXXX	GBP	150,000,000	206,400,000	0.75	22-Jul-21
22_33XXXXX	GBP	50,000,000	69,137,500	1.38	13-Sep-21
22_45XXXXX	GBP	25,000,000	34,247,500	1.38	27-Sep-21
22_47XXXXX	GBP	30,000,000	40,512,000	1.38	29-Sep-21
	Sum Of Notional	255,000,000	350,297,000
22_40XXXXX	GEL	34,200,000	10,996,785	7.30	22-Sep-21
	Sum Of Notional	34,200,000	10,996,785
22_28XXXXX	GHS	75,000,000	12,417,219	11.00	14-Sep-21
	Sum Of Notional	75,000,000	12,417,219
22_22XXXXX	HKD	300,000,000	38,552,978	0.14	31-Aug-21
22_27XXXXX	HKD	300,000,000	38,575,782	0.54	10-Sep-21
22_44XXXXX	HKD	100,000,000	12,846,205	0.01	23-Sep-21
	Sum Of Notional	700,000,000	89,974,965
21_220XXXX	JPY	500,000,000	4,553,527	2.50	08-Jul-21
21_222XXXX	JPY	100,000,000	907,153	4.40	13-Jul-21
22_07XXXXX	JPY	1,553,000,000	14,192,369	1.00	20-Jul-21
22_11XXXXX	JPY	301,000,000	2,733,506	1.80	27-Jul-21
22_15XXXXX	JPY	500,000,000	4,559,548	2.43	19-Aug-21
22_16XXXXX	JPY	1,635,000,000	14,854,858	1.00	23-Aug-21
22_17XXXXX	JPY	369,000,000	3,351,651	1.75	26-Aug-21
22_20XXXXX	JPY	212,000,000	1,925,610	2.00	26-Aug-21
22_37XXXXX	JPY	3,947,000,000	36,040,725	1.00	21-Sep-21
22_46XXXXX	JPY	237,000,000	2,126,609	2.20	28-Sep-21
	Sum Of Notional	9,354,000,000	85,245,556

INTERNATIONAL FINANCE CORPORATION	Page 90

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_02XXXXX	KZT	21,300,000,000	49,819,317	8.25	13-Jul-21
22_09XXXXX	KZT	21,300,000,000	49,819,317	8.25	21-Jul-21
22_10XXXXX	KZT	32,000,000,000	75,056,586	8.25	22-Jul-21
22_21XXXXX	KZT	10,700,000,000	25,058,548	8.50	26-Aug-21
22_36XXXXX	KZT	7,500,000,000	17,618,041	8.50	16-Sep-21
	Sum Of Notional	92,800,000,000	217,371,809
22_25XXXXX	MXN	1,000,000,000	50,247,469	—	10-Sep-21
22_38XXXXX	MXN	500,000,000	24,988,006	6.75	23-Sep-21
	Sum Of Notional	1,500,000,000	75,235,475
22_08XXXXX	NZD	600,000,000	417,480,000	1.50	27-Jul-21
	Sum Of Notional	600,000,000	417,480,000
21_221XXXX	RUB	1,000,000,000	13,312,256	5.50	08-Jul-21
	Sum Of Notional	1,000,000,000	13,312,256
22_19XXXXX	USD	120,000,000	120,000,000	0.26	25-Aug-21
22_23XXXXX	USD	75,000,000	75,000,000	0.47	03-Sep-21
22_29XXXXX	USD	2,000,000,000	2,000,000,000	0.75	08-Sep-21
22_32XXXXX	USD	25,000,000	25,000,000	0.43	10-Sep-21
22_35XXXXX	USD	25,000,000	25,000,000	0.82	15-Sep-21
22_41XXXXX	USD	35,000,000	35,000,000	0.44	23-Sep-21
22_42XXXXX	USD	25,000,000	25,000,000	0.23	27-Sep-21
22_43XXXXX	USD	50,000,000	50,000,000	0.60	28-Sep-21
22_39XXXXX	USD	3,000,000	3,000,000	8.81	29-Sep-21
	Sum Of Notional	2,358,000,000	2,358,000,000
22_05XXXXX	UYU	225,000,000	5,130,544	6.14	16-Jul-21
	Sum Of Notional	225,000,000	5,130,544
22_12XXXXX	UZS	50,000,000,000	4,696,388	11.00	03-Aug-21
	Sum Of Notional	50,000,000,000	4,696,388

TOTAL NEW MARKET BORROWINGS			4,638,337,938

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_38XXXXX	AZN	21,100,000	12,419,070	7.50	24-Sep-21
	Sum Of Notional	21,100,000	12,419,070
17_11XXXXX	BRL	161,610,000	31,217,223	—	27-Jul-21
17_46XXXXX	BRL	11,900,000	2,211,279	6.50	24-Aug-21
17_78XXXXX	BRL	61,800,000	11,483,787	6.50	24-Aug-21
	Sum Of Notional	235,310,000	44,912,289
18_577YYYX	BWP	16,250,000	1,469,000	4.00	16-Sep-21
	Sum Of Notional	16,250,000	1,469,000

INTERNATIONAL FINANCE CORPORATION	Page 91

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_186XXXX	COP	100,000,000,000	25,713,551	4.75	26-Jul-21
	Sum Of Notional	100,000,000,000	25,713,551
17_500XXXX	DOP	25,714,285	450,812	8.75	21-Jul-21
17_501XXXX	DOP	49,986	876	8.75	21-Jul-21
	Sum Of Notional	25,764,271	451,688
17_21XXXXX	GHS	10,000,000	1,666,667	19.70	02-Aug-21
	Sum Of Notional	10,000,000	1,666,667
21_10XXXXX	HKD	100,000,000	12,850,993	0.25	28-Jul-21
21_13XXXXX	HKD	100,000,000	12,864,053	0.28	30-Jul-21
21_26XXXXX	HKD	300,000,000	38,552,978	0.18	31-Aug-21
	Sum Of Notional	500,000,000	64,268,024
20_211_B1X	JPY	100,000,000	907,647	4.40	12-Jul-21
21_108_B1X	JPY	500,000,000	4,533,297	2.90	26-Jul-21
21_166_B1X	JPY	1,565,000,000	13,968,226	3.50	30-Sep-21
	Sum Of Notional	2,165,000,000	19,409,170
19_519XXXX	KZT	659,769,257	1,540,096	8.30	19-Jul-21
19_547XXXX	KZT	250,733,389	587,679	8.30	20-Sep-21
	Sum Of Notional	910,502,646	2,127,775
19_48XXXXX	MXN	210,900,000	10,573,363	7.02	07-Sep-21
	Sum Of Notional	210,900,000	10,573,363
14_112XXXX	NZD	11,620,000	8,085,196	4.13	27-Jul-21
	Sum Of Notional	11,620,000	8,085,196
18_718_1XX	PHP	165,641,920	3,299,048	6.34	20-Sep-21
	Sum Of Notional	165,641,920	3,299,048
20_36XXXXX	UAH	311,500,000	11,674,887	15.80	13-Sep-21
	Sum Of Notional	311,500,000	11,674,887
19_27XXXXX	USD	46,750,000	46,750,000	0.10	09-Jul-21
17_13XXXXX	USD	2,500,000,000	2,500,000,000	1.13	20-Jul-21
19_52XXXXX	USD	32,150,000	32,150,000	0.10	12-Aug-21
19_13XXXXX	USD	61,000,000	61,000,000	2.26	17-Aug-21
20_139XXXX	USD	150,000,000	150,000,000	0.22	23-Aug-21
20_23XXXXX	USD	100,000,000	100,000,000	0.22	23-Aug-21
20_31XXXXX	USD	200,000,000	200,000,000	0.22	23-Aug-21
20_76XXXXX	USD	50,000,000	50,000,000	0.22	23-Aug-21
19_47XXXXX	USD	28,600,000	28,600,000	2.27	07-Sep-21
20_40_B1XX	USD	2,939,000	2,939,000	1.70	20-Sep-21
17_75_B1XX	USD	15,000,000	15,000,000	4.31	23-Sep-21
17_76_B1XX	USD	17,422,903	17,422,903	3.04	23-Sep-21
18_64XXXXX	USD	150,000,000	150,000,000	1.63	27-Sep-21
	Sum Of Notional	3,353,861,903	3,353,861,903

INTERNATIONAL FINANCE CORPORATION	Page 92

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
21_587XXXX	UZS	363,260,000,000	33,930,506	13.50	15-Sep-21
	Sum Of Notional	363,260,000,000	33,930,506
18_367XXXX	ZAR	59,000,000	4,105,062	6.28	05-Aug-21
19_34XXXXX	ZAR	59,640,000	4,166,375	6.26	08-Sep-21
17_70XXXXX	ZAR	100,000,000	6,750,166	6.50	21-Sep-21
19_58XXXXX	ZAR	62,500,000	4,110,747	6.46	30-Sep-21
	Sum Of Notional	281,140,000	19,132,350

TOTAL MATURED MARKET BORROWINGS			3,612,994,487

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,330,787	61,330,787	1.84	15-Sep-21
	Sum Of Notional	61,330,787	61,330,787
TOTAL MATURED IBRD AND IDA BORROWINGS			61,330,787
Net decrease in Short-term Borrowings for the quarter ended September 30, 2021			31,573,835
Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 93

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_48XXXXX	AUD	50,000,000	36,192,500	4.25	01-Oct-21
22_52XXXXX	AUD	50,000,000	36,195,000	3.20	06-Oct-21
22_50XXXXX	AUD	50,000,000	36,475,000	0.75	07-Oct-21
22_61XXXXX	AUD	50,000,000	37,350,000	0.75	19-Oct-21
22_65XXXXX	AUD	200,000,000	150,080,000	1.45	22-Oct-21
22_68XXXXX	AUD	50,000,000	37,492,500	0.75	27-Oct-21
22_75XXXXX	AUD	50,000,000	37,222,500	4.25	03-Nov-21
22_84XXXXX	AUD	50,000,000	36,462,500	3.20	17-Nov-21
22_85XXXXX	AUD	50,000,000	36,462,500	3.20	17-Nov-21
22_90XXXXX	AUD	50,000,000	36,067,500	3.20	24-Nov-21
22_93XXXXX	AUD	50,000,000	36,067,500	3.20	24-Nov-21
22_98XXXXX	AUD	50,000,000	35,305,000	4.00	03-Dec-21
22_103XXXX	AUD	100,000,000	71,335,000	4.00	21-Dec-21
	Sum Of Notional	850,000,000	622,707,500
22_77XXXXX	BRL	150,000,000	27,009,994	6.50	04-Nov-21
	Sum Of Notional	150,000,000	27,009,994
22_99XXXXX	CNY	633,000,000	99,364,257	2.75	03-Dec-21
22_102XXXX	CNY	350,000,000	54,990,377	2.86	13-Dec-21
	Sum Of Notional	983,000,000	154,354,634
22_53XXXXX	EUR	25,000,000	29,028,750	1.15	15-Oct-21
22_67XXXXX	EUR	100,000,000	115,940,000	—	27-Oct-21
22_87XXXXX	EUR	50,000,000	56,462,500	1.53	29-Nov-21
	Sum Of Notional	175,000,000	201,431,250
22_49XXXXX	GBP	30,000,000	40,878,000	1.38	05-Oct-21
22_54XXXXX	GBP	50,000,000	68,137,500	1.38	08-Oct-21
22_56XXXXX	GBP	25,000,000	34,056,250	1.38	13-Oct-21
22_66XXXXX	GBP	65,000,000	89,726,000	1.38	21-Oct-21
22_70XXXXX	GBP	250,000,000	342,825,000	0.88	27-Oct-21
	Sum Of Notional	420,000,000	575,622,750
22_59XXXXX	GEL	50,000,000	15,974,441	7.50	18-Oct-21
22_76XXXXX	GEL	50,000,000	15,797,788	7.50	04-Nov-21
	Sum Of Notional	100,000,000	31,772,229
22_60XXXXX	GHS	60,000,000	9,880,609	14.00	21-Oct-21
	Sum Of Notional	60,000,000	9,880,609
22_74XXXXX	HUF	25,000,000,000	80,673,787	2.75	03-Nov-21
22_80XXXXX	HUF	18,000,000,000	57,683,064	2.63	09-Nov-21
22_83XXXXX	HUF	7,000,000,000	21,896,897	2.75	12-Nov-21
	Sum Of Notional	50,000,000,000	160,253,748

INTERNATIONAL FINANCE CORPORATION	Page 94

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_51XXXXX	JPY	300,000,000	2,627,891	3.00	19-Oct-21
22_71XXXXX	JPY	209,000,000	1,840,032	2.05	28-Oct-21
22_89XXXXX	JPY	1,538,000,000	13,557,230	1.90	29-Nov-21
22_95XXXXX	JPY	287,000,000	2,529,860	2.10	29-Nov-21
22_96XXXXX	JPY	1,244,000,000	10,965,666	1.00	29-Nov-21
22_104XXXX	JPY	216,000,000	1,891,005	2.10	22-Dec-21
	Sum Of Notional	3,794,000,000	33,411,684
22_57XXXXX	KZT	3,500,000,000	8,220,787	8.50	12-Oct-21
	Sum Of Notional	3,500,000,000	8,220,787
22_549XXXX	LKR	1,000,200,000	5,001,000	8.00	08-Oct-21
	Sum Of Notional	1,000,200,000	5,001,000
22_82XXXXX	MXN	500,000,000	24,544,154	6.75	10-Nov-21
	Sum Of Notional	500,000,000	24,544,154
22_62XXXXX	RON	100,000,000	23,431,276	2.91	27-Oct-21
22_63XXXXX	RON	102,000,000	23,918,676	2.59	28-Oct-21
22_86XXXXX	RON	52,000,000	11,915,128	3.45	02-Dec-21
	Sum Of Notional	254,000,000	59,265,080
22_78XXXXX	RUB	3,000,000,000	41,471,692	7.25	12-Nov-21
	Sum Of Notional	3,000,000,000	41,471,692
22_72XXXXX	UAH	300,000,000	11,463,946	9.00	04-Nov-21
	Sum Of Notional	300,000,000	11,463,946
22_64XXXXX	USD	150,000,000	150,000,000	0.39	20-Oct-21
22_69XXXXX	USD	25,000,000	25,000,000	0.68	29-Oct-21
22_73XXXXX	USD	500,000,000	500,000,000	0.14	29-Oct-21
22_79XXXXX	USD	75,000,000	75,000,000	0.82	09-Nov-21
22_92XXXXX	USD	25,000,000	25,000,000	0.61	24-Nov-21
22_91XXXXX	USD	50,000,000	50,000,000	0.90	01-Dec-21
22_94XXXXX	USD	50,000,000	50,000,000	0.85	01-Dec-21
22_88XXXXX	USD	15,000,000	15,000,000	0.68	06-Dec-21
22_97XXXXX	USD	50,000,000	50,000,000	0.99	07-Dec-21
22_100XXXX	USD	100,000,000	100,000,000	0.91	09-Dec-21
22_101XXXX	USD	5,000,000	5,000,000	0.67	13-Dec-21
	Sum Of Notional	1,045,000,000	1,045,000,000
22_58XXXXX	UYU	175,000,000	3,984,971	6.25	18-Oct-21
	Sum Of Notional	175,000,000	3,984,971
22_55XXXXX	UZS	425,000,000,000	39,699,250	11.00	18-Oct-21
22_81XXXXX	UZS	321,000,000,000	29,885,100	10.15	16-Nov-21
	Sum Of Notional	746,000,000,000	69,584,350

TOTAL NEW MARKET BORROWINGS			3,084,980,378

INTERNATIONAL FINANCE CORPORATION	Page 95

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_121XXXX	BRL	14,000,000	2,437,368	7.10	22-Dec-21
	Sum Of Notional	14,000,000	2,437,368
18_577YYYX	BWP	195,000,000	16,555,500	4.00	16-Dec-21
	Sum Of Notional	195,000,000	16,555,500
18_144XXXX	CNY	47,000,000	7,371,219	4.07	20-Dec-21
	Sum Of Notional	47,000,000	7,371,219
20_62XXXXX	CRC	3,000,000,000	4,704,222	6.25	29-Oct-21
20_98XXXXX	CRC	3,100,000,000	4,852,393	5.00	16-Dec-21
19_518XXXX	CRC	809,714,286	1,268,797	8.44	17-Dec-21
	Sum Of Notional	6,909,714,286	10,825,412
20_94XXXXX	DOP	260,000,000	4,588,775	7.10	13-Dec-21
	Sum Of Notional	260,000,000	4,588,775
21_52XXXXX	GEL	160,000,000	50,713,154	7.50	29-Oct-21
	Sum Of Notional	160,000,000	50,713,154
21_68XXXXX	HKD	100,000,000	12,839,195	0.01	16-Nov-21
21_95XXXXX	HKD	200,000,000	25,627,391	0.01	14-Dec-21
21_96XXXXX	HKD	150,000,000	19,223,006	0.01	15-Dec-21
	Sum Of Notional	450,000,000	57,689,592
19_562XXXX	INR	7,347,000,000	99,173,888	7.45	08-Nov-21
	Sum Of Notional	7,347,000,000	99,173,888
22_17_B1XX	JPY	369,000,000	3,229,901	1.75	16-Nov-21
21_201_B1X	JPY	1,458,000,000	12,706,436	1.30	17-Nov-21
22_20_B1XX	JPY	212,000,000	1,857,694	2.00	22-Nov-21
	Sum Of Notional	2,039,000,000	17,794,031
20_60XXXXX	KZT	9,500,000,000	22,204,043	9.50	28-Oct-21
20_66XXXXX	KZT	2,061,500,000	4,818,841	9.50	01-Nov-21
20_90XXXXX	KZT	7,600,000,000	17,765,311	9.50	01-Nov-21
	Sum Of Notional	19,161,500,000	44,788,195
19_153_B1X	MXN	1,750,000,000	86,123,107	—	09-Nov-21
19_174_B1X	MXN	1,500,000,000	73,819,806	—	09-Nov-21
18_229_B1X	MXN	2,000,000,000	96,550,492	—	17-Nov-21
18_347XXXX	MXN	35,000,000	1,647,055	5.60	24-Nov-21
19_09XXXXX	MXN	22,000,000	1,035,292	5.60	24-Nov-21
19_93XXXXX	MXN	555,000,000	25,349,584	7.50	29-Nov-21
	Sum Of Notional	5,862,000,000	284,525,336
20_70XXXXX	NGN	3,500,000,000	8,515,815	7.50	05-Nov-21
	Sum Of Notional	3,500,000,000	8,515,815
20_54XXXXX	NOK	400,000,000	47,894,441	1.25	25-Oct-21
	Sum Of Notional	400,000,000	47,894,441
21_57XXXXX	RON	100,000,000	23,449,683	2.26	28-Oct-21
	Sum Of Notional	100,000,000	23,449,683

INTERNATIONAL FINANCE CORPORATION	Page 96

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2021
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_129XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
18_360XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
19_152XXXX	RUB	70,000,000	941,145	5.00	07-Dec-21
21_87XXXXX	RUB	1,500,000,000	20,167,389	3.50	07-Dec-21
	Sum Of Notional	1,710,000,000	22,990,824
19_103XXXX	TRY	50,000,000	5,146,972	17.00	09-Nov-21
19_115XXXX	TRY	50,000,000	5,146,972	17.00	09-Nov-21
19_123XXXX	TRY	30,000,000	3,088,183	17.00	09-Nov-21
19_136XXXX	TRY	20,000,000	2,058,789	17.00	09-Nov-21
19_126XXXX	TRY	80,000,000	4,521,792	—	20-Dec-21
	Sum Of Notional	230,000,000	19,962,708
17_92_B1XX	USD	23,185,481	23,185,481	3.00	12-Oct-21
17_103_B1X	USD	50,000,000	50,000,000	4.42	19-Oct-21
19_561_1XX	USD	4,890,000	4,890,000	7.13	29-Oct-21
21_60YYYYX	USD	10,000,000	10,000,000	13.00	02-Nov-21
17_558XXXX	USD	152,000,000	152,000,000	1.55	4-Nov-21
19_114XXXX	USD	12,510,000	12,510,000	0.10	10-Nov-21
20_73_B1XX	USD	4,910,000	4,910,000	1.75	15-Nov-21
19_647XXXX	USD	12,000,000	12,000,000	7.11	22-Nov-21
17_146_B1X	USD	20,000,000	20,000,000	5.50	29-Nov-21
19_92XXXXX	USD	12,400,000	12,400,000	2.56	29-Nov-21
19_134XXXX	USD	5,770,000	5,770,000	0.10	10-Dec-21
17_183XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
17_236XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
17_82XXXXX	USD	500,000,000	500,000,000	0.30	15-Dec-21
18_370XXXX	USD	250,000,000	250,000,000	0.30	15-Dec-21
19_23XXXXX	USD	150,000,000	150,000,000	0.30	15-Dec-21
19_51XXXXX	USD	150,000,000	150,000,000	0.30	15-Dec-21
19_75XXXXX	USD	100,000,000	100,000,000	0.30	15-Dec-21
20_99_B1XX	USD	13,020,000	13,020,000	1.63	15-Dec-21
	Sum Of Notional	1,970,685,481	1,970,685,481
17_86XXXXX	UYU	1,150,000,000	26,772,203	12.25	05-Oct-21
18_53XXXXX	UYU	150,000,000	3,492,027	12.25	05-Oct-21
18_71XXXXX	UYU	200,000,000	4,656,035	12.25	05-Oct-21
	Sum Of Notional	1,500,000,000	34,920,265

TOTAL MATURED MARKET BORROWINGS			2,724,881,687

Net increase in Short-term Borrowings for the quarter ended December 31, 2021			255,146,491

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 97

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_122XXXX	AUD	50,000,000	35,450,000	0.75	04-Feb-22
22_125XXXX	AUD	50,000,000	35,987,500	3.15	10-Feb-22
	Sum Of Notional	100,000,000	71,437,500
22_114XXXX	CAD	500,000,000	391,129,190	1.85	28-Jan-22
	Sum Of Notional	500,000,000	391,129,190
22_110XXXX	CLP	25,000,000,000	30,325,821	0.50	13-Jan-22
22_112XXXX	CLP	15,000,000,000	18,460,970	5.00	14-Jan-22
22_120XXXX	CLP	20,000,000,000	24,342,450	5.25	04-Feb-22
	Sum Of Notional	60,000,000,000	73,129,241
22_138XXXX	CNY	250,000,000	39,358,612	2.55	30-Mar-22
	Sum Of Notional	250,000,000	39,358,612
22_113XXXX	COP	50,000,000,000	12,578,601	6.50	21-Jan-22
22_126XXXX	COP	75,000,000,000	19,046,531	6.50	10-Feb-22
	Sum Of Notional	125,000,000,000	31,625,132
22_117XXXX	GEL	40,000,000	13,037,810	7.50	26-Jan-22
22_131XXXX	GEL	45,000,000	14,285,714	7.50	24-Feb-22
	Sum Of Notional	85,000,000	27,323,524
22_119XXXX	JPY	366,000,000	3,176,945	2.35	27-Jan-22
22_129XXXX	JPY	416,000,000	3,602,511	2.30	25-Feb-22
22_132XXXX	JPY	372,000,000	3,221,477	2.45	25-Feb-22
22_137YYYY	JPY	214,000,000	1,732,583	2.70	29-Mar-22
	Sum Of Notional	1,368,000,000	11,733,516
22_115XXXX	MXN	300,000,000	14,586,296	7.00	24-Jan-22
22_121XXXX	MXN	91,000,000	4,452,022	6.56	25-Feb-22
22_133XXXX	MXN	89,000,000	4,469,835	6.43	30-Mar-22
	Sum Of Notional	480,000,000	23,508,153
22_109XXXX	RUB	1,000,000,000	13,411,837	5.50	12-Jan-22
22_118XXXX	RUB	2,500,000,000	31,588,590	—	26-Jan-22
22_116XXXX	RUB	692,100,000	9,108,676	7.54	02-Feb-22
	Sum Of Notional	4,192,100,000	54,109,103
22_106XXXX	USD	50,000,000	50,000,000	0.81	12-Jan-22
22_105XXXX	USD	50,000,000	50,000,000	1.08	13-Jan-22
22_107XXXX	USD	25,000,000	25,000,000	0.79	19-Jan-22
22_108XXXX	USD	25,000,000	25,000,000	1.04	21-Jan-22
22_111XXXX	USD	55,000,000	55,000,000	0.91	26-Jan-22
22_127XXXX	USD	50,000,000	50,000,000	1.50	16-Feb-22
22_128XXXX	USD	75,000,000	75,000,000	1.80	22-Feb-22
22_135XXXX	USD	100,000,000	100,000,000	2.05	22-Mar-22
	Sum Of Notional	430,000,000	430,000,000
22_123XXXX	UYU	335,000,000	7,656,268	6.28	08-Feb-22
22_136XXXX	UYU	550,000,000	12,991,615	6.14	24-Mar-22
	Sum Of Notional	885,000,000	20,647,883

INTERNATIONAL FINANCE CORPORATION	Page 98

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
22_124XXXX	UZS	100,000,000,000	9,221,673	10.00	15-Feb-22
22_130XXXX	UZS	108,371,000,000	9,997,066	10.20	28-Feb-22
22_134XXXX	UZS	108,924,000,000	9,992,798	10.20	07-Mar-22
	Sum Of Notional	317,295,000,000	29,211,537

TOTAL NEW MARKET BORROWINGS			1,203,213,391

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_118XXXX	BRL	10,000,000	1,765,007	7.01	11-Jan-22
18_151XXXX	BRL	11,000,000	2,090,182	7.16	09-Feb-22
	Sum Of Notional	21,000,000	3,855,189
17_500XXXX	DOP	25,714,285	445,423	8.75	25-Jan-22
17_501XXXX	DOP	49,986	866	8.75	25-Jan-22
	Sum Of Notional	25,764,271	446,289
19_150XXXX	GBP	500,000,000	680,150,000	0.34	18-Jan-22
20_79XXXXX	GBP	50,000,000	68,015,000	0.34	18-Jan-22
	Sum Of Notional	550,000,000	748,165,000
17_658XXXX	INR	280,000,000	3,632,472	4.85	07-Mar-22
17_658_1XX	INR	300,000,000	3,891,934	4.85	07-Mar-22
17_660XXXX	INR	200,000,000	2,594,623	4.85	07-Mar-22
	Sum Of Notional	780,000,000	10,119,029
21_114XXXX	JPY	3,641,000,000	31,551,126	1.00	12-Jan-22
96_18XXXXX	JPY	10,000,000,000	87,187,759	6.00	18-Jan-22
22_11_B1XX	JPY	301,000,000	2,628,706	1.80	19-Jan-22
21_107_B1X	JPY	1,709,000,000	14,834,426	3.00	27-Jan-22
17_165XXXX	JPY	1,325,000,000	11,457,478	1.00	28-Jan-22
21_151XXXX	JPY	4,251,000,000	36,705,090	1.00	10-Feb-22
17_186XXXX	JPY	1,230,000,000	10,687,752	1.00	22-Feb-22
21_170XXXX	JPY	4,857,000,000	41,886,939	1.00	10-Mar-22
16_153_B1X	JPY	500,000,000	4,235,673	3.91	14-Mar-22
17_208XXXX	JPY	1,445,000,000	11,627,439	1.00	28-Mar-22
19_285_B2X	JPY	845,000,000	6,799,437	6.00	28-Mar-22
19_216XXXX	JPY	1,000,000,000	8,096,183	1.45	29-Mar-22
	Sum Of Notional	31,104,000,000	267,698,008
19_519XXXX	KZT	659,769,257	1,513,406	8.30	18-Jan-22
19_547XXXX	KZT	250,733,389	492,823	8.30	18-Mar-22
	Sum Of Notional	910,502,646	2,006,229

INTERNATIONAL FINANCE CORPORATION	Page 99

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
19_187_B1X	MXN	25,000,000	1,215,525	—	24-Jan-22
19_71XXXXX	MXN	23,000,000	1,121,166	6.00	18-Mar-22
19_81XXXXX	MXN	58,000,000	2,827,289	6.00	18-Mar-22
19_94XXXXX	MXN	58,000,000	2,827,289	6.00	18-Mar-22
18_236XXXX	MXN	61,000,000	3,046,169	7.75	28-Mar-22
	Sum Of Notional	225,000,000	11,037,438
17_221XXXX	PEN	5,800,000	1,557,256	5.00	31-Mar-22
	Sum Of Notional	5,800,000	1,557,256
18_718_1XX	PHP	165,641,920	3,162,977	6.34	18-Mar-22
	Sum Of Notional	165,641,920	3,162,977
18_201XXXX	RUB	70,000,000	889,572	4.50	27-Jan-22
18_275XXXX	RUB	80,000,000	1,016,654	4.50	27-Jan-22
18_312XXXX	RUB	70,000,000	889,572	4.50	27-Jan-22
19_73XXXXX	RUB	140,000,000	1,779,145	4.50	27-Jan-22
19_91XXXXX	RUB	200,000,000	2,541,635	4.50	27-Jan-22
18_279_B1	RUB	1,000,000,000	9,039,548	5.25	14-Mar-22
19_146_B1X	RUB	750,000,000	6,779,661	5.25	14-Mar-22
19_235_B1X	RUB	500,000,000	4,519,774	5.25	14-Mar-22
19_244_B1X	RUB	500,000,000	4,519,774	5.25	14-Mar-22
20_110XXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_147XXXX	RUB	750,000,000	7,211,538	5.25	22-Mar-22
20_160XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
20_16XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_25XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_46XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_61XXXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
20_83XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
20_91XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
21_11XXXXX	RUB	500,000,000	4,807,692	5.25	22-Mar-22
21_120XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
21_133XXXX	RUB	1,000,000,000	9,615,385	5.25	22-Mar-22
21_183XXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_42XXXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_75XXXXX	RUB	750,000,000	7,211,539	5.25	22-Mar-22
21_86XXXXX	RUB	750,000,000	7,211,538	5.25	22-Mar-22
17_202XXXX	RUB	2,500,000,000	24,107,713	—	23-Mar-22
	Sum Of Notional	17,060,000,000	164,256,125
19_144XXXX	TRY	130,000,000	9,698,778	—	24-Jan-22
19_168XXXX	TRY	200,000,000	14,260,504	—	25-Feb-22
	Sum Of Notional	330,000,000	23,959,282

INTERNATIONAL FINANCE CORPORATION	Page 100

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2022
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_130_B1X	USD	10,000,000	10,000,000	1.63	18-Jan-22
16_101_B1X	USD	61,927,421	61,927,421	3.63	22-Jan-22
16_144_B1X	USD	61,249,292	61,249,292	3.44	30-Mar-22
	Sum Of Notional	133,176,713	133,176,713
17_211XXXX	UYU	437,000,000	10,206,703	11.50	17-Mar-22
	Sum Of Notional	437,000,000	10,206,703
20_126XXXX	UZS	88,000,000,000	8,134,553	8.70	27-Jan-22
21_169XXXX	UZS	157,462,000,000	13,901,965	11.00	18-Mar-22
	Sum Of Notional	245,462,000,000	22,036,518

TOTAL MATURED MARKET BORROWINGS			1,401,682,756

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	52,541,873	52,541,873	1.84	15-Mar-22
	Sum Of Notional	52,541,873	52,541,873

TOTAL MATURED IBRD AND IDA BORROWINGS			52,541,873

Net decrease in Short-term Borrowings for the quarter ended March 31, 2022			592,396,895

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.